

Advance

CME 2006 ANNUAL REPORT

cme
Chicago Mercantile Exchange Holdings Inc.

ADVANCING TO BENEFIT CUSTOMERS AND SHAREHOLDERS

CME is the world's largest and most diverse derivatives exchange, offering highly liquid futures and options markets and the broadest line of products available globally. The CME 2006 Annual Report shows how the company is continuing to advance through organic growth as well as through new strategic alliances that help meet evolving customer needs more creatively in an increasingly competitive global environment. This report features examples of customers from around the world who use CME's benchmark derivatives products to manage risk successfully, spurring the company's record trading volume, financial performance and share value in 2006.

CME improves the way financial markets work for customers globally:

- CME interest rate products help reduce the cost of borrowing and financing by enabling financial institutions worldwide to hedge interest rate risks.
- CME equity products enable investors to manage stock market exposure, increasing investor confidence in these important markets.
- CME foreign exchange products provide an effective and efficient means of risk transfer for the global FX market by offering investment as well as risk management opportunities.
- CME commodity products help establish benchmark prices and play an important role in risk management for the agricultural economy.
- CME alternative investment products enable housing, insurance, utilities, energy and other businesses to transfer risks to the capital markets.

TABLE OF CONTENTS

(in millions, except per share data and notional value)	2006	2005	Change
	YEAR ENDED OR AT DECEMBER 31		
INCOME STATEMENT DATA			
Total revenues	**$ 1,090**	$ 890	22%
Operating income	**621**	478	30
Income before income taxes	**672**	508	32
Net income	**407**	307	33
Earnings per weighted average common share:			
Basic	**$ 11.74**	$ 8.94	31
Diluted	**11.60**	8.81	32
BALANCE SHEET DATA			
Current assets [1]	**$ 1,379**	$ 1,030	34%
Total assets [1]	**1,655**	1,216	36
Current liabilities [1]	**104**	77	35
Total liabilities [1]	**136**	98	39
Shareholders' equity	**1,519**	1,119	36
OTHER DATA			
Total trading volume (round turn trades)	**1,341**	1,048	28%
CME Globex volume (round turn trades)	**956**	730	31
Open interest at year end (contracts)	**35**	30	17
Notional value of trading volume (in trillions)	**$ 824**	$ 638	29
KEY RATIOS			
Return on average equity	**31%**	32%	
Return on average assets [1]	**28**	29	
Operating margin [2]	**57**	54	

[1] Amounts exclude cash performance bonds and security deposits, as well as securities lending transactions.
[2] Defined as operating income divided by total revenues.

All references to volume, notional value and rate per contract information in the text of this document exclude our non-traditional TRAKRS, auction-traded and Swapstream products. All references to options in the text of this document refer to options on futures contracts.


446
531
722
890
1,090
02 03 04 05 06

TOTAL REVENUES
(in millions of dollars)


33%
38%
49%
54%
57%
02 03 04 05 06

OPERATING MARGIN
(in percentages)


94
122
220
307
407
02 03 04 05 06

NET INCOME
(in millions of dollars)


326
435
673
953
1,275
02 03 04 05 06

WORKING CAPITAL
(in millions of dollars)

IN 2006 CME ANNOUNCED AN HISTORIC AGREEMENT TO MERGE WITH THE CHICAGO BOARD OF TRADE, LAUNCHED NEW PARTNERSHIPS AND CONTINUED TO ACHIEVE RECORD-BREAKING RESULTS.

DEAR SHAREHOLDERS: The past year was one of remarkable advances for CME. We delivered our sixth consecutive year of record financial results and our seventh consecutive year of double-digit volume growth – up 25 percent or more across all major product lines. We also continued our efforts to expand into new markets and build new alliances with strategic partners worldwide.

Overall volume surged 28 percent to more than 1.3 billion contracts, total revenues climbed 22 percent to $1.1 billion and net income rose 33 percent to $407 million. We ended the year with a market capitalization of $18 billion, up 40 percent from 2005. In recognition of this performance, in 2007 we raised the first-quarter dividend to 86 cents per share, representing a 37 percent increase over the prior-year quarterly dividend of 63 cents per share.

Most significantly, we announced plans to complete an historic merger with the Chicago Board of Trade. By bringing together two of the world's premier futures exchanges, we believe we will be able to further transform the global derivatives marketplace – creating substantial operational and cost efficiencies for our customers and delivering significant benefits to our shareholders.

The proposed transaction will create a new company called CME Group. Upon completion of the merger, the new company will offer customers the most liquid markets available for innovative benchmark global derivatives products in all asset classes. It also will further solidify Chicago's position as the risk management capital of the world.

On a personal note, I am very proud and gratified to have worked so closely with Charlie Carey, Chairman of the CBOT, as well as with our respective boards of directors and management teams, to spearhead this momentous undertaking.

We launched other significant initiatives during the year, designed to advance CME's ability to serve new users in new markets. For example, we partnered with the New York Mercantile Exchange to become the sole provider of electronic trading services for NYMEX benchmark energy and COMEX metals products. CME now offers access to all major asset classes on a single trading platform, CME Globex.

We continued to extend our global customer base with the opening of the CME office in Hong Kong, which, along with offices in Tokyo and Sydney, will better serve the needs of our customers based in Asia. And to further our partnerships with Asian-based exchanges, CME signed a multi-year agreement with the China Foreign Exchange Trade System & National Interbank Funding Center (CFETS), China's interbank foreign exchange and fixed income market. Under this agreement, Chinese financial institutions and investors will gain access to electronic trading of CME foreign exchange and interest rate products.

During 2006, we traded contracts worth $824 trillion of underlying value as we effectively met the growing risk-management needs of our worldwide customer base. Working together, our board, management team and employees will continue to advance CME's leadership in the global derivatives industry, offering innovative products with unparalleled technology, and leveraging the strengths of our business model to further benefit customers and shareholders.

February 16, 2007

TERRENCE A. DUFFY
Executive Chairman



TERRENCE A. DUFFY • Executive Chairman, *in Chicag*



CRAIG S. DONOHUE • Chief Executive Officer, *in New York*

SUCCESSFUL EXECUTION OF OUR GROWTH STRATEGY ALLOWED CME TO GENERATE ITS GREATEST VOLUME EVER – 1.3 BILLION CONTRACTS WITH A NOTIONAL VALUE OF $824 TRILLION – AND ACHIEVE RECORD REVENUES AND EARNINGS IN 2006

TO OUR SHAREHOLDERS: CME's record-breaking success in 2006 reflects our relentless focus on strategic advancement through the dynamic execution of our growth strategy. We have expanded our core business organically, added innovative new products for global markets, provided trading-related services more broadly and undertaken significant acquisitions and alliances that leverage our core strengths.

We launched new products in equities, interest rates, foreign exchange and alternative investments, and delivered growth of 25 percent or more in each product line. We entered the global over-the-counter markets for foreign exchange and interest rates. We extended our transaction processing services through a more inclusive relationship with the New York Mercantile Exchange. And we offered increased efficiencies to our customers through technological innovations and the opportunity for substantial benefits from our proposed merger with the Chicago Board of Trade.

As a growing number of customers worldwide turned to CME futures and options, total volume increased 28 percent in 2006 to more than 1.3 billion contracts – surpassing one billion contracts for the second year in a row. By the fourth quarter, electronic trading expanded to 75 percent of total volume. Total 2006 revenues grew 22 percent to $1.1 billion, net income rose 33 percent to $407 million and diluted earnings per share increased 32 percent to $11.60. We ended the year with a market capitalization of $18 billion, up 40 percent from 2005.

GENERATING ORGANIC GROWTH In 2006, each of our product lines grew by 25 percent or more.

In **CME interest rate products**, average daily volume grew 29 percent from record levels in 2005, totaling 773 million contracts for 2006. This includes record volume in our benchmark CME Eurodollar futures, the world's most actively traded financial contract, and record CME Eurodollar options average daily volume of 1.1 million contracts, up 44 percent from 2005.

In **CME equity products**, average daily volume grew 25 percent, totaling 435 million contracts for the year, despite continued low volatility in the underlying equity markets. For the first time, total CME E-mini equity options volume surpassed 10 million contracts for the year. CME E-mini S&P 500 futures are the world's most liquid equity index futures contract, with an average daily volume of more than one million.

In **CME foreign exchange products**, average daily volume grew 35 percent, totaling 114 million contracts for the year, making CME the largest regulated foreign exchange (FX) marketplace. CME handled record FX volume in December 2006, with a notional value of $77 billion per day, and surpassed one million contracts traded in a single day for the first time ever.

In **CME commodity and alternative investment products**, average daily volume grew 41 percent, totaling 19 million contracts for the year, a new record.

LAUNCHING NEW PRODUCT OFFERINGS In 2006, we increased the number of CME derivatives products to nearly 100. Notably, we introduced futures and options on U.S. housing indexes, which created an opportunity for investors to hedge the $23 trillion U.S. housing market for the first time.

As we continued to expand our offerings to customers around the world, we also added two international equity indexes, CME E-mini MSCI EAFE futures and CME E-mini S&P Asia 50 futures, as well as futures on emerging-market currencies such as the Chinese renminbi and the Korean won. On the options side, we also added end-of-month options to the standard and CME E-mini S&P 500 contracts.

EXPANDING IN THE OTC MARKET In response to the rapid increase in popularity of FX as an asset class and the advances in electronic trading, CME formed a joint venture with Reuters to create the first centrally cleared, global over-the-counter FX marketplace. Based in London, FXMarketSpace is scheduled to launch in 2007 and will complement CME FX futures and options. It represents a sizable opportunity for CME to expand into the $2 trillion per day over-the-counter FX marketplace, the largest tradable market in the world.

We also acquired Swapstream, a market-leading electronic platform for interest rate swaps. Our strategy is to increase the distribution and customer base for the Swapstream platform and further expand the range of products offered,

TECHNOLOGY REMAINS A KEY COMPONENT OF OUR GROWTH STRATEGY, AND WE MADE SIGNIFICANT ENHANCEMENTS TO IMPROVE THE SPEED, FUNCTIONALITY AND RELIABILITY OF THE CME GLOBEX PLATFORM THROUGHOUT 2006.

including U.S. dollar-denominated interest rate swaps later in 2007. We will provide Swapstream users with greater financial and operational efficiencies by leveraging the capabilities of Clearing360, a new initiative that offers a comprehensive clearing solution for over-the-counter market participants.

PROVIDING TRADING- AND CLEARING-RELATED SERVICES Providing third-party transaction processing, clearing and related services has been a key element of our strategy, and in 2006 we generated $90 million in revenues from this source. It accounted for 8 percent of total revenues.

Approximately $76 million came from the services we provide to the Chicago Board of Trade through our transaction processing agreement initiated in 2003. This strategic relationship generates positive returns and increased efficiencies for CME, CBOT and market users worldwide.

An additional $14 million was derived from our successful new relationship with the New York Mercantile Exchange. In 2006 CME Globex became the exclusive electronic trading platform provider for the NYMEX and COMEX exchanges. The CME Globex electronic trading platform now offers access to a full range of cash-settled and physically delivered NYMEX and COMEX products that can be traded around the clock as well as side-by-side during floor trading hours.

Since the initial launch in mid-June, results have exceeded our expectations. Average daily volume for NYMEX and COMEX products of 371,000 contracts in fourth-quarter 2006 was more than double that of 175,000 contracts in the third quarter, and so far in first-quarter 2007 is averaging more than 680,000 contracts per day. Approximately half the daily volume of NYMEX's benchmark physically delivered crude oil contract now trades on CME Globex. Furthermore, since December 4, when COMEX metals began trading on CME Globex, volume in gold, silver and copper futures has averaged 60,000 contracts per day, reaching nearly 3.1 million total contracts.

LEVERAGING OUR TECHNOLOGY Technology remains a key component of our growth strategy. We made significant enhancements to improve the speed, functionality and reliability of the CME Globex platform throughout 2006. During the year, we improved response time by 50 percent while accommodating significantly higher trading volume.

The fact that overall trading volume grew by 28 percent year over year, to 1.3 billion contracts, is further evidence of our ability to manage capacity.

We also enhanced the functionality for trading certain combinations of CME Eurodollar futures and options electronically. In 2006, electronic trading in our options contracts increased to 31 million contracts from 12 million in 2005. Our commitment to accelerate electronic options volume growth remains strong. The new functionality we added in 2006 has provided additional liquidity, transparency and price discovery to CME's electronic options markets for customers around the world.

ADVANCING NEW BUSINESS OPPORTUNITIES We have consistently said that we would focus our merger and acquisition efforts on infrastructure cost savings opportunities in order to create value for our shareholders and customers. To that end, in October we announced our merger agreement with CBOT.

If approved, it will allow the combined entity to be better positioned to capitalize on the favorable growth trends in the global derivatives industry in the face of escalating competition. In turn, customers will benefit from the broadest range of distinct products, increased efficiencies and unsurpassed liquidity. Pending regulatory and shareholder approval, we hope to complete this breakthrough transaction in mid-2007.

As we advance as a company, our goal is to continuously improve the way markets work for the benefit of all our constituents.

February 16, 2007

Craig S. Donohue

CRAIG S. DONOHUE
Chief Executive Officer

Phupinder Gill

PHUPINDER S. GILL
President
and Chief Operating Officer



PHUPINDER S. GILL • President and Chief Operating Officer, *in Hong Kong*

ADVANCING THROUGH MULTI-DIMENSIONAL GROWTH

CME continues to advance as a global financial services company. We are growing our business organically. Expanding into new markets. Building new strategic alliances in an increasingly competitive market environment. And targeting specific opportunities to extend our expertise in product innovation, technology, market development and clearing.

CME INTEREST RATE
(average daily volume in thousands)



1,226
1,234
1,705
2,380
3,078
02 03 04 05 06
CME GLOBEX
OPEN OUTCRY
PRIVATELY NEGOTIATED

CME EQUITY
(average daily volume in thousands)



824
1,055
1,161
1,389
1,734
02 03 04 05 06
CME GLOBEX
OPEN OUTCRY
PRIVATELY NEGOTIATED

CME FOREIGN EXCHANGE
(average daily volume in thousands)



96
135
202
334
453
02 03 04 05 06
CME GLOBEX
OPEN OUTCRY
PRIVATELY NEGOTIATED

CME COMMODITY AND ALTERNATIVE INVESTMENT
(average daily volume in thousands)



31
37
43
55
78
02 03 04 05 06
CME GLOBEX
OPEN OUTCRY
PRIVATELY NEGOTIATED

ORGANIC GROWTH

Volume growth of 25 percent or more in all product lines in 2006.
New equity, interest rate, foreign exchange and alternative investmer.· products.
And entirely new trading opportunities – real estate index futures and options.

CME's diversified suite of benchmark products continues to grow stronger with innovative new products and increased trading. Our fast, reliable and fully integrated systems for trading, clearing and risk management are highly scalable and can accommodate additional products at low incremental costs.

In 2006, we expanded the number of our futures and options products to nearly 100, including futures on the S&P Asia 50 and MSCI EAFE, contracts on the Chinese renminbi and Korean won, and futures and options on U.S. housing indexes.

ELECTRONIC GROWTH

Electronic trading up 31 percent to 956 million contracts in 2006.
Superior speed and scalability, with increased capacity.
Enhanced functionality to accommodate complex trading strategies.

In 2006, the CME Globex platform became the sole provider of electronic trading of NYMEX energy and COMEX metals products, and the first electronic futures trading system to offer all major asset classes on a single platform. In the fourth quarter, electronic trading represented 75 percent of total CME volume.

The platform now also offers enhanced functionality for complex spreads and trades used with CME Eurodollar options. High-speed fiber optic connections link customers' co-located trading servers to CME Globex, virtually eliminating network delays.

STRATEGIC GROWTH

A pending merger with the Chicago Board of Trade.
FXMarketSpace, a joint venture to create the first centrally cleared, global foreign exchange marketplace.
Swapstream, a London-based trading platform for euro- and Swiss franc-denominated interest rate swap products.

We will continue to supplement internal growth through selective joint ventures, alliances and acquisitions of businesses or technologies. Each of these initiatives enables us to attract new customers while also expanding the services and opportunities available to existing customers.

We believe the merger of CME and CBOT, forming a combined organization called CME Group Inc., will create value for our shareholders and enable us to improve our service to customers, particularly in the face of intensifying global competition.

GLOBAL GROWTH

Eight telecommunications hubs in Europe and Asia.
Customers in more than 70 countries.
More than 1,100 direct connections.

Our network of customers around the world is growing, enabled by fast, efficient access to the CME Globex platform through a wide range of connectivity options. Direct connectivity to our hubs can result in significant cost savings for our customers.

In addition to our offices in Tokyo and Sydney, we opened a new CME office in Hong Kong in 2006. These offices will help us better meet the needs of our customers in the burgeoning Asia market. And a new CME team was formed to serve the important and rapidly growing hedge fund community worldwide.

Serving new CUSTOMERS around the world

CME's deep, liquid markets and state-of-the-art electronic trading system are increasingly attractive to global hedge funds such as Tudor Investment Corporation, which manages more than $15 billion in assets. So, in 2006, CME created a team that focuses exclusively on the needs of hedge funds and broker services providers around the globe, bringing large investment pools together with CME's liquid markets. CME offers innovative opportunities for funds, such as inactive clearing memberships, family of funds memberships, corporate memberships and pricing benefits. CME continues to expand services to hedge funds globally, enabling them to manage their risk and return objectives successfully.



(left to right) John Torell, chief financial officer, Tudor Investment Corporation; Danielle Dycus, director, sales and marketing, CME Europe, Middle East and Africa; Mark Houghton-Berry, chief executive officer, Tudor Europe; Tina Lemieux, managing director, CME hedge funds and broker services; Nicholas Reynoldson, director, sales and marketing, CME Europe, Middle East and Africa; at Tudor offices, in Surrey, England.







Consolidating our leadership position in FX and EXTENDING our expertise into the cash market

For 35 years, CME foreign exchange products have served as a primary means of risk transfer in the global FX market, offering risk management as well as investment opportunities to a broad array of market participants. Today, CME is the premiere provider of FX futures and options products, serving as the world's largest regulated FX market, where 88 percent of our FX business is transacted electronically. In December 2006, it handled a record monthly average daily volume of $77 billion of notional value, and set a single-day trading record of $158 billion. To expand into the $2 trillion per day over-the-counter FX market, CME partnered with Reuters to create FXMarketSpace, the first centrally cleared, all-electronic platform for cash FX trading. Scheduled to launch in 2007, it will bring the trade-matching and clearing strengths of the CME Globex platform together with the global distribution network and straight-through processing strengths of Reuters.

Derek Sammann (left), managing director, CME foreign exchange, shown with Mark Robson, chief executive officer, FXMarketSpace, in London.



Engaging advanced

TECHNOLOGY

to support new products

CME interest rate products enable leading banks and traders, such as Citigroup and Man Financial, to hedge interest rate risk. CME Eurodollar futures and options, our flagship products, are the world's most actively traded interest rate contracts. In 2006, we extended our technology for trading CME Eurodollar options on CME Globex with other enhancements, market-maker protections and covered functionality. We also introduced CME Eurodollar 5-Year E-mini Bundles, which are one-tenth the size of standard 5-year bundles, to create a more effective means of hedging interest rate risk in this critical point of the yield curve. Overall, CME electronically traded interest rate contracts achieved average daily volume of 1.8 million in 2006, an increase of 34 percent over 2005.



Jeffrey Kilinski (center), director, CME interest rate products, shown in Chicago with Michael Riffice (left), global head, interest rate derivatives, Man Financial, and Donald Kuster (right), managing director, fixed income derivatives, Citigroup Derivatives Markets.



Bringing the soundness of
CENTRAL CLEARING
to over-the-counter markets

As participants in over-the-counter markets increasingly seek the safety and soundness of central clearing, they are turning to CME to provide that service. CME Clearing, the largest futures clearing house in the United States, cleared 2.1 billion contracts in 2006, including all products traded at CME and the Chicago Board of Trade. To better serve the OTC market, CME in 2006 acquired Swapstream, a London-based electronic trading platform for interest rate swaps. Together, CME and Swapstream can bring global customers such as ABN Amro, a prominent international bank, greater cost and operational efficiencies to their trading of OTC products.

Kim Taylor (right), president, CME Clearing, shown with Stephane Rio (left), chief executive officer, Swapstream, and Jan Kloosterboer (center), head of euro swap trading, ABN Amro, in Amsterdam.





Fostering key relationships that ENHANCE our core business

Relationships with partners such as The Nasdaq Stock Market and Standard & Poor's enable CME to list derivatives on the world's most widely traded equity indexes and provide investors with opportunities to hedge, speculate or enhance their portfolios. Through such strategic alliances, CME continues to develop innovative extensions of its product groups. In 2006, this included listing CME E-mini futures on the S&P Asia 50 Index and the MSCI EAFE Index. CME equity product growth remains strong, with an average of 1.6 million CME E-mini equity futures traded daily in 2006, up 25 percent year over year.

Rick Redding (center), managing director, CME products and services, shown with John Jacobs (left), chief executive officer, NASDAQ Global Funds Inc., and Robert Shakotko (right), managing director, Standard & Poor's, in New York City.







Extending our technology
TO SERVE
new markets and customers

In second-quarter 2006, CME Globex became the exclusive electronic trading platform for the energy and metals futures and options traded at NYMEX and its subsidiary, COMEX. Customers all over the world benefit from the transparency, reliability, speed and 24-hour availability of CME's electronic marketplace, which now offers access to all major asset classes – interest rates, equities, foreign exchange and commodities, including energy and metals – on a single trading platform. Volume on CME Globex grew by more than 31 percent in 2006, with total volume of 956 million contracts traded and average daily volume of 3.8 million contracts. NYMEX volume on CME Globex, including crude oil futures, more than doubled from third- to fourth-quarter 2006.

James Farrell (right), managing director, CME match engine development, shown with Samuel Gaer, chief information officer, New York Mercantile Exchange (NYMEX), at Flint Hills Resources refinery, Corpus Christi, Texas.



JAMES E. PARISI • Chief Financial Officer, *in Chicago*

CME GENERATED $403 MILLION IN CASH EARNINGS IN 2006, WHICH REPRESENTS A 38 PERCENT INCREASE FROM 2005 AND IS OUR PRIMARY METRIC FOR MEASURING PERFORMANCE.

Interview with CFO Jamie Parisi

HOW DO YOU ANALYZE POTENTIAL M&A OPPORTUNITIES?

Our finance team works closely with other departments in the exchange to identify and analyze potential acquisitions. Our primary focus is on finding opportunities for CME to leverage its capabilities in trade matching and clearing. In analyzing these opportunities, we take a fundamental approach. We assess the likelihood of realizing significant cost synergies, and we build discounted cash flow models for the business, utilizing a discount rate that is appropriate to the asset we are considering purchasing. We then compare the results of this modeling to other measures such as comparable company price/earnings analysis, accretion/dilution analysis and contribution analysis. We tend to heavily discount the value of revenue synergies in the financial decision process due to their more speculative nature.

With respect to the Chicago Board of Trade merger, our finance team worked with other departments during the modeling and due diligence processes and continues to play a key role in integration planning. This ensures that we move as aggressively as possible to capture at least $125 million in run-rate synergies from the transaction.

WITH REGARD TO CAPITAL STRUCTURE, WHAT IS YOUR PHILOSOPHY?

We are constantly assessing our capital structure and we review it with the board of directors throughout the year. To date, we have made a conscious decision to maintain maximum flexibility by building our cash balances and having sufficient debt capacity. The primary reason behind this decision is the recognition that in the medium term we expect to continue to participate in industry consolidation. This flexibility in our capital structure served us well during our negotiations with CBOT.

Ultimately, we believe there is a place for some permanent debt financing in our capital structure. Adding debt to the structure can enhance shareholder value as long as it is well managed with an eye to maintaining a high degree of creditworthiness. In the long run, we will efficiently return excess capital to our shareholders.

WHAT IS YOUR INVESTOR RELATIONS STRATEGY?

We communicate proactively with investors around the globe. This means educating those new to the CME story and continually updating and informing existing investors regarding progress on our latest initiatives and results. Our goal is to lay out our growth strategy accurately, and to provide access to our deep and talented management team. As we have moved from a small-cap to a mid-cap to a large-cap company, we have been able to attract and retain a number of long-term investors. CME is a 109-year-old growth company with solid cash flows and strong margins, and once investors understand our business model, they find our strategy compelling.

WHICH FINANCIAL METRIC IS MOST IMPORTANT FOR CME?

We are very focused on generating free cash flow, and the primary metric we use to measure cash flow is cash earnings. In 2006, we generated $403 million in cash earnings, which represents a 38 percent increase from 2005. Cash earnings is calculated as net income ($407 million) plus depreciation ($73 million) plus after-tax stock-based compensation ($10 million) minus capital expenditures ($87 million).

We use this measure to align the interests of our employees with those of our shareholders. For example, under our current dividend policy, we pay a dividend of approximately 30 percent of prior year's cash earnings. That equated to approximately $88 million in 2006 versus $63 million in 2005, a 38 percent increase. At the same time, our employee incentive bonuses are based on achieving progressively higher annual cash earnings targets, which means our team is focused on revenue growth and expense discipline.

RECORD-BREAKING ADVANCES IN 2006

RECORD FINANCIAL RESULTS

Record total revenues of $1.1 billion, up 22 percent.

Record net income of $407 million, up 33 percent.

RECORD VOLUME

Record volume of 1.3 billion contracts up 28 percent.

Record interest rate product average daily volume of 3.1 million contracts, up 29 percent.

Record foreign exchange product average daily volume of 153,000 contracts, up 35 percent.

Record commodity and alternative investment product average daily volume of 78,000 contracts, up 41 percent.

RECORD ELECTRONIC GROWTH

Record trading on CME Globex platform of 956 million contracts, up 31 ercent – to 71 percent of total exchange volume.

Record electronically traded CME Eurodollar futures contrac s average daily volume of 1.7 million, representing 86 percent of Eurodollar utures volume.

Record CME E-mini equity product average daily volume of .6 million contracts, up 25 percent.

Record electronically traded foreign exchange product average daily olume of 396,000 contracts, up 47 percent.

OTHER RECORDS

Record notional value traded of $824 trill on, up 29 percent.

Record open interest of 53 million open positions in futures and options contracts in September.



549
620
787
1,048
1,341
02 03 04 05 06

TOTAL TRADING VOLUME
(in millions of round turn trades)



188
263
452
730
956
02 03 04 05 06

TOTAL CME GLOBEX TRADING VOLUME
(in millions of round turn trades)



329
463
638
824
02
3 04 05 06

NO IONAL VALUE
(in illions of dollars)



12
16
22
30
35
02 03 04 05 06

YEAR-END OPEN INTEREST
(in millions of contracts)

FINANCIAL INFORMATION

Selected Financial Data and Key Statistical Information

The following selected income statement and balance sheet data was deri ed from the consolidated financial statements of Chicago Mercantile Exchange Holdings Inc. and subsidiaries and should be read in onjunction with the audited financial statements, related notes and other financial information included elsewhere herein.

(in millions, except per share data)	2006	2005	2004	2003	2002
Income Statement Data:					
Total revenues	**$ 1,089.9**	$ [illegible]89.8	$ 721.6	$ 531.0	$ 446.1
Operating income	**620.9**	[illegible]77.6	355.4	201.1	147.2
Non-operating income and expense	**50.8**	30.8	12.2	5.0	7.1
Income before income tax	**671.7**	[illegible]08.4	367.7	206.1	154.3
Net income	**407.3**	[illegible]06.9	219.6	122.1	94.1
Earnings per weighted average common share:					
Basic	**$ 11.74**	$ 8.94	$ 6.55	$ 3.74	$ 3.24
Diluted	**11.60**	8.81	6.38	3.60	3.13
Cash dividends per share	**2.52**	1.84	1.04	0.63	0.60
Balance Sheet Data:					
Total assets	**$ 4,306.5**	$ 3,[illegible]69.4	$ 2,857.5	$ 4,872.6	$ 3,355.0
Shareholders' equity	**1,519.1**	1,[illegible]18.7	812.6	563.0	446.1

The following table presents key statistical information on the volume of contracts traded, expressed in round turn trades and excluding our TRAKRS, auction-traded and Swapstream products, as well as information on notional value of contracts traded:

					YEAR ENDED OR AT DECEMBER 31
(in thousands, except notional value)	**2006**	2005	2004	2003	2002
Average Daily Volume:					
CME Product Line:					
Interest rate	**3,078**	[illegible],380	1,705	1,234	1,226
Equity[1]	**1,734**	[illegible],389	1,161	1,055	824
Foreign exchange	**453**	334	202	135	96
Commodity and alternative investment[1]	**78**	55	43	37	31
Total Average Daily Volume	**5,343**	[illegible],158	3,111	2,461	2,177
Method of Trade:					
Open outcry	**1,483**	[illegible],214	1,281	1,382	1,398
CME Globex	**3,808**	[illegible],895	1,786	1,041	747
Privately negotiated	**52**	49	44	38	32
Total Average Daily Volume	**5,343**	[illegible],158	3,111	2,461	2,177
Other Data:					
Total Notional Value (in trillions)	**$ 824**	$ 638	$ 463	$ 334	$ 329
Total Trading Volume	**1,341,111**	1,04[illegible],909	787,186	620,289	548,667
Open Interest at Year End (contracts)	**35,107**	3[illegible],083	22,478	16,301	12,483

[1] *CME weather and Goldman Sachs Commodity Index products are included in commodities and alternative investments rather than equities beginning in 2006. Prior period amounts have been adjusted to conform to the current year presentation.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

Overview: Includes a discussion of our business structure; current economic and industry-wide trends relevant to our business; the strategy we utilize to address opportunities, challenges and risks; and the primary sources of revenue as well as expenditures required to generate that revenue.

Critical Accounting Policies: Provides an explanation of accounting estimates and assumptions material to our financial results.

Recent Accounting Pronouncements: Includes an evaluation of recent accounting pronouncements and their potential impact on our financial results.

Results of Operations for 2006 Compared with 2005

Results of Operations for 2005 Compared with 2004

Liquidity and Capital Resources: Includes a discussion of our future cash requirements, capital resources and expenditures and financing arrangements.

References in this discussion and analysis to "we" and "our" are to Chicago Mercantile Exchange Holdings Inc. and its consolidated subsidiaries, collectively. References to our "exchange" are to Chicago Mercantile Exchange Inc. and its subsidiaries, collectively.

Overview

BUSINESS STRUCTURE

Chicago Mercantile Exchange Holdings Inc. (CME Holdings), a Delaware stock corporation, is the holding company for Chicago Mercantile Exchange Inc. (CME), its primary wholly-owned subsidiary, and its other subsidiaries. The holding company structure is designed to provide strategic and operational flexibility. CME Holdings' Class A common stock is listed on the New York Stock Exchange and The Nasdaq Global Select Market under the ticker symbol "CME."

CME, which was organized in 1898, is a designated contract market for the trading of futures and options on futures contracts. We are the largest futures exchange in the United States and the second largest in the world for the trading of futures and options on futures contracts, as measured by 2006 annual trading volume. For the second consecutive year, our annual trading volume for the year surpassed one billion contracts.

Futures contracts and options on futures contracts provide investors with vehicles for protecting against, and potentially profiting from, price changes in financial instruments and physical commodities. Futures contracts are legally binding standardized agreements to buy or sell a financial instrument or commodity, specifying quantity and quality at a set price on a future date. Certain futures contracts, such as commodities and foreign exchange products, may result in physical delivery of the product traded. Other futures contracts, including those for equity index and interest rate products, are cash settled and do not involve physical delivery. To provide additional flexibility to the investment community, we also offer trading in options on futures contracts. These contracts offer the customer the right, but not the obligation, to buy or sell an underlying futures contract at a particular price by a particular time.

We are a global exchange with customer access available in more than 70 countries. Our customers consist of professional traders, financial institutions, individual and institutional investors, major corporations, manufacturers, producers and governments. Customers include both members of the exchange and non-members.

We offer our customers the opportunity to trade futures contracts and options on futures contracts on a range of products including those based on interest rates, equities, foreign exchange, commodities and alternative investments. Our products provide a means for hedging, speculating and allocating assets. We identify new products by monitoring economic trends and their impact on the risk management and speculative needs of our existing and prospective customers.

Our major product lines are traded through our CME Globex electronic trading platform and our open outcry trading floors. Both of these execution facilities offer our customers immediate trade execution and price transparency. In addition, trades can be executed through privately negotiated transactions that are cleared and settled through our clearing house. We also offer trading in CME economic derivatives, which are available on the CME Auction Markets platform, and euro- and Swiss franc-denominated interest rate swaps, which are traded on the Swapstream platform.

Our clearing house clears, settles and guarantees every futures and options on futures contract traded through our exchange as well as those traded by the Chicago Board of Trade (CBOT). Ownership and control of our own clearing house enables us to capture the revenue associated with both the trading and clearing of our products. Ownership also enables us to more quickly and efficiently bring new products to market through coordination of our clearing functions with our product development, technology, market regulation and risk management activities.

Our clearing house performance guarantee is an important function of our exchange. Because of this guarantee, our customers do not need to evaluate the credit of each potential counterparty or limit themselves to a selected set of counterparties. This flexibility increases the potential liquidity available for each trade. Additionally, the substitution of our clearing house as the counterparty to every transaction allows our customers to establish a position with one party and then to offset the position with another party. This contract offsetting process provides our customers with flexibility in establishing and adjusting positions and provides for performance bond efficiencies.

To ensure performance of counterparties, we establish and monitor financial requirements for our clearing firms and mark-to-market their positions at least twice a day. We also set minimum performance bond requirements for our traded products. In the unlikely event of a payment default by a clearing firm, we would first apply assets of the clearing firm to cover its payment obligation. These assets include security deposits, performance bonds and any other available assets, such as the proceeds from the sale of pledged Class A and Class B common stock and associated trading rights of the clearing firm at our exchange that are owned by or assigned to the clearing firm. In addition, we would make a demand for payment pursuant to any applicable guarantee provided to the exchange by the parent company of a clearing firm. Thereafter, if the payment default remains unsatisfied, we would use, in order, CME's surplus funds, security deposits of other clearing firms and funds collected through an assessment against all other solvent clearing firms to satisfy the deficit.

INDUSTRY TRENDS

Derivatives exchanges that provide markets for futures and options on futures have become a global growth industry, with a compound annual growth rate of 43% from 2002 through June 2006, based on notional value. By comparison, the over-the-counter (OTC) derivatives markets have grown at a compound annual growth rate of 33% during that same period. There are a number of secular trends that we believe will continue to drive growth and innovation in our industry. They include:

- A greater need for risk management and hedging tools in an increasingly uncertain global, political and economic climate;
- Growing investor sophistication regarding derivatives and risk transfer markets;
- A shift in asset management strategies away from passive buy-and-hold equity investment strategies towards more active strategies including those involving alternative investments and asset classes; and
- Growth in hedge funds and managed funds as alternative investment vehicles designed to generate more trading-based returns than investing on the basis of other market strategies. These types of alternative investment vehicles often utilize exchange-traded derivatives contracts.

Changing market dynamics have also led to increasing competition in all aspects of our business from both domestic and international sources. We face competition from other futures, securities and securities option exchanges; OTC markets and clearing organizations; consortia formed by our members and large market participants; alternative trade execution facilities; and technology firms, including market data distributors and electronic trading system developers.

We expect competition to continue to intensify, particularly as a result of technological advances and reductions in the regulatory requirements for the development of products and markets that are competitive with our own. Additional factors that may intensify competition in the future include:

- The growth of recently formed for-profit exchanges;
- The consolidation of exchanges, customers or intermediaries;
- An increased demand for electronic trading and electronic order routing services; and
- The increased ability of other exchanges to leverage their technology investment and electronic distribution to enter new markets and list products that compete with our own.

STRATEGY

Our current strategy specifically focuses on leveraging our benchmark products, scalable infrastructure and clearing and trade matching technologies to benefit customers. This strategy will enable us to continue to evolve into a more broadly diversified financial exchange that offers trading and clearing solutions across additional products and asset classes. Our strategy includes coordinated efforts to:

- Grow our existing business by expanding customer access to our markets and services, enhancing and offering additional trade execution choices, and improving our market data products;
- Broaden our product range through innovative new products and optimization of existing products, based on research and development in collaboration with customers;
- Provide third-party transaction processing, clearing and related services; and
- Explore new business opportunities such as joint ventures, alliances and selective business combinations such as our recently announced merger with CBOT Holdings, Inc.

PRIMARY SOURCES OF OPERATING REVENUE

CLEARING AND TRANSACTION FEES A majority of our revenue is derived from clearing and transaction fees, which include CME Globex electronic trading fees, surcharges for privately negotiated transactions and other volume-related charges for contracts executed through our trading venues. Because clearing and transaction fees are assessed on a per-contract basis, revenues and profitability fluctuate with volume changes. In addition to the secular trends noted earlier, our revenues and trading volume tend to increase during periods of economic and geopolitical uncertainty. This is because our customers seek to manage their exposure to, or speculate on, the market volatility resulting from uncertainty. In addition, our volume is seasonal and we typically experience higher sequential volume during the first and second quarters followed by decreases in the third and fourth quarters of the calendar year. However, these patterns may be altered by the impact of economic and political events, the launch of new products, and other factors.

While volume has a significant impact on our clearing and transaction fees revenue, there are four other factors that also influence this source of revenue:

- Rate structure;
- Mix of products traded;
- Trading venue; and
- The percentage of trades executed by customers who are members compared with non-member customers.

Rate structure. Customers benefit from volume discounts and limits on fees as part of our effort to increase liquidity in certain products. We may periodically change fees, volume discounts, limits on fees and member discounts, perhaps significantly, based on our review of operations and the business environment.

As a result of their rate structure, Total Return Asset Contracts (TRAKRS), auction-traded products and Swapstream products are excluded from disclosures of trading volume and average rate per contract in this discussion and analysis. Clearing and transaction fees on these products are immaterial relative to other CME products. TRAKRS are exchange-traded non-traditional futures contracts that trade electronically on the CME Globex electronic platform. Swapstream offers euro- and Swiss franc-denominated interest rate swap products through its inter-dealer electronic trading platform. Auction-traded products, which include CME economic derivatives, were introduced in September 2005 and are traded on the CME Auction Markets platform.

Product mix. We offer trading of futures and options on futures contracts on a wide-ranging set of products based on interest rates, equities, foreign exchange, commodities and alternative investments. Rates are varied by product in order to optimize revenue on existing products and support introduction of new products to encourage trading volume.

Trading venue. Our exchange is an international marketplace that brings together buyers and sellers mainly through our CME Globex electronic trading platform as well as through open outcry trading on our trading floors and privately negotiated transactions. Any customer guaranteed by a clearing firm is able to obtain direct access to our CME Globex platform. Open outcry trading is conducted exclusively by our members, who may execute trades on behalf of customers or for themselves.

Typically, customers executing trades through CME Globex are charged fees for using the electronic trading platform in addition to the clearing fees assessed on all transactions executed on our exchange. Customers entering into privately negotiated transactions also incur additional charges beyond the clearing fees assessed on all transactions.

Member/non-member mix. Generally, member customers are charged lower fees than our non-member customers. Holding all other factors constant, revenue decreases if the percentage of trades executed by members increases, and increases if the percentage of non-member trades increases.

PROCESSING SERVICES To further diversify the range of services we offer, we have entered into clearing and transaction processing agreements with other exchanges. This revenue will fluctuate as the trading volume of these exchanges fluctuates.

The most significant portion of this revenue is derived from our agreement with CBOT. In April 2003, we entered into an agreement to provide clearing and related services for CBOT futures and options on futures contracts. We began to provide these services for some products in November 2003, and as of January 2004, we began to clear all CBOT products. The current agreement expires in January 2009.

The remaining portion of this revenue includes fees for listing energy and metal futures products on the CME Globex platform for the New York Mercantile Exchange (NYMEX). Although trading under a prior agreement with NYMEX ended in November 2005, trading under a new 10-year agreement began on June 11, 2006. We also collect fees for processing single stock futures trades for certain CME clearing firms that execute trades at OneChicago, LLC (OneChicago), our joint venture in single stock futures and futures on narrow-based stock indexes that initiated trading in November 2002.

QUOTATION DATA FEES We receive quotation data fees from the dissemination of our market data to subscribers for business and private use. Our market data services are provided primarily through third-party distributors.

Subscribers can obtain access to real-time, delayed and end-of-day quotation, trade and market summary data for our products. Users of our basic service receive real-time quotes and pay a flat monthly fee for each screen, or device, displaying our market data. Alternatively, customers can subscribe to market data provided on a limited group of products. The fee for this service is a relatively nominal flat rate per month.

Pricing for our market data services is based on the value of the service provided, our cost structure for the service and the price of comparable services offered by our competitors. Increases or decreases in our quotation data fees revenue is influenced by changes in our price structure for existing market data offerings, introduction of new market data services and changes in the number of subscribers. General economic factors that affect the financial services industry, which constitutes our primary customer base, also influence revenue from our market data fees.

OTHER SOURCES Other sources of revenue include access fees, communication fees and revenue from various services related to our operations.

- Access fees are the connectivity charges to customers of our CME Globex platform, to our market data vendors and to direct market data customers. The fee each customer is charged varies depending on the type of connection provided.
- Communication fees consist of charges to members and clearing firms that utilize our various telecommunications networks and communications services. Revenue from communication fees is largely dependent on open outcry trading, as a significant portion relates to telecommunications on the trading floor.
- Other revenue is composed of fees for administering our Interest Earning Facility (IEF) program, trade order routing, and various services to members. We offer clearing firms the opportunity to invest cash performance bonds in our various IEF offerings. These clearing firms receive interest income, and we receive a fee based on total funds on deposit. In addition, other revenue includes trading gains and losses generated by GFX Corporation (GFX), our wholly-owned subsidiary that trades primarily in foreign exchange futures contracts to enhance liquidity in our electronic markets for these products.

PRIMARY OPERATING EXPENSES

With the exception of license fees paid for the trading of our equity index contracts and a component of our trading facility rent that is related to open outcry trading volume, most of our expenses do not vary directly with changes in our trading volume.

COMPENSATION AND BENEFITS Compensation and benefits expense is our most significant expense and includes employee wages, bonuses, stock-based compensation, benefits and employer taxes. Changes in this expense are driven by fluctuations in the number of employees, increases in wages as a result of inflation or labor market conditions, rates for employer taxes and other cost increases affecting benefit plans. In addition, this expense is affected by the composition of our work force, which includes a growing percentage of technology-related employees. The expense associated with our bonus and stock-based compensation plans can also have a significant impact on this expense category and may vary from year to year.

The bonus component of our compensation and benefits expense is based on our financial performance. Under the performance criteria of our annual incentive plan, the bonus funded under the plan would be the "target" level if we achieve the cash earnings target established by the Compensation Committee of our Board of Directors. Cash earnings are defined as net income excluding depreciation and amortization expense and tax-effected stock-based compensation expense less capital expenditures. Under the plan, if our actual cash earnings equal 80% of the established target for a given year, the bonus will be reduced by approximately 50% of the target bonus amount. There will be no bonus if our cash earnings are less than 80% of the cash earnings target, other than for non-exempt employees who may receive a bonus under our discretionary bonus program. If our actual cash earnings equal 120% of the target or higher, the bonus would be increased by approximately 50% from the targeted bonus amount, which is the maximum amount that is allowed under the plan. If our performance is between the threshold performance level of 80% of the cash earnings target and the maximum performance level of 120% of the cash earnings target, the bonus will be calculated based on the level of performance achieved. The Compensation Committee may adjust the cash earnings calculation and the target level of performance for material, unplanned revenue, expense or capital expenditures to meet intermediate to long-term growth opportunities. Beginning in 2007, the cash earnings calculation for bonus purposes will exclude investment income and target levels will be adjusted accordingly.

Stock-based compensation is a non-cash expense related to stock options and restricted stock grants. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires the use of the fair value method of accounting for share-based payments, which we previously adopted in 2002 under SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123(R) also requires that we estimate expected forfeitures of stock grants instead of the previous practice of accounting for forfeitures as they occurred. Furthermore, as of January 1, 2006, the excess tax benefit related to employee option exercises and restricted stock vesting has been reflected in accordance with SFAS No. 123(R) as part of cash flows from financing activities for all periods presented rather than the previous classification as part of cash flows from operating activities. Stock-based compensation varies depending on the quantity and fair value of options granted. Fair value is derived using the Black-Scholes model with assumptions about our dividend yield, the expected volatility of our stock price based on an analysis of implied and historical volatility, the risk-free interest rate and the expected life of the options granted.

DEPRECIATION AND AMORTIZATION Depreciation and amortization expense results from the depreciation of property purchased, as well as the amortization of purchased and internally developed software. This expense has increased consistently from year to year due to significant technology investments in equipment and software. Depreciable useful lives have remained relatively consistent since January 1, 2004.

OTHER EXPENSES We incur additional expenses for communications, technology support services and various other activities necessary to support our operations.

- Communications expense consists primarily of costs for network connections to the CME Globex platform and some market data customers; telecommunications costs of our exchange; and fees paid for access to external market data. This expense is affected primarily by the growth of electronic trading, our capacity requirements and by changes in telecommunications hubs and connections which allow customers outside the United States to access the CME Globex platform directly.
- Technology support services consist of costs related to maintenance of the hardware and software required to support our technology. Our technology support services costs are driven by the number of transactions processed as well as the number of bid and offer quotes received and reflected in the order book for electronic trading, rather than the number of contracts traded.
- Professional fees and outside services expense includes costs of consulting services provided for major technology initiatives and legal and accounting fees. This expense fluctuates primarily as a result of changes in the number of consultants needed to complete technology initiatives as well as other undertakings that require the use of professional services.
- Occupancy expense consists mostly of rent, maintenance and utilities costs for our domestic and international offices, our trading facility in Chicago and our remote data centers. Our office space is located primarily in Chicago with smaller offices located in London, Hong Kong, Sydney, Tokyo and Washington, D.C. Occupancy costs are relatively stable, although our trading floor rent fluctuates to a limited extent based on open outcry trading volume.
- Licensing and other fee arrangements expense consists primarily of license fees paid as a result of trading volume in equity index products. This expense fluctuates as a result of changes in equity index product trading volume and fee structure changes that affect license fees. In addition, in 2004 we began to incur expense under an agreement with Singapore Exchange Limited (SGX) whereby revenue sharing expense fluctuates based on our percentage of electronically traded CME Eurodollar contracts. Under the terms of our current agreement, this expense cannot exceed $0.3 million per month. We recently renewed this agreement, and effective February 5, 2007, the revenue sharing provisions of the agreement will terminate and the expense will be eliminated.
- Marketing, advertising and public relations expense consists primarily of media, print and other advertising expenses, expenses incurred as part of various brand campaigns as well as the promotion of new and existing products and services.

NON-OPERATING INCOME AND EXPENSE

Investment income, securities lending interest income and expense, and equity in losses of unconsolidated subsidiaries were reclassified from revenues to non-operating income and expense in the consolidated statements of income during 2006. Equity in losses of unconsolidated subsidiaries was previously included as part of other revenues. All other items appeared separately in revenues. The presentation of these items has been changed to more closely conform to the Securities and Exchange Commission's Article 5 of Regulation S-X.

- Investment income represents income generated by the short-term investment of our excess cash balances and clearing firms' cash performance bonds and security deposits; interest income and net realized gains and losses from our marketable securities; and gains and losses on trading securities in our non-qualified deferred compensation plans. The investment results of our non-qualified deferred compensation plans do not affect our net income as there is an equal impact in our compensation and benefits expense. Investment income is influenced by the amount of funds generated by operations that is available for investment, market interest rates and changes in the levels of cash performance bonds deposited by clearing firms. Investment income also included earnings from our first IEF program until its discontinuance in December 2005.
- Securities lending transactions utilize a portion of the securities that clearing firms deposit to satisfy their proprietary performance bond requirements. Substantial interest expense is also incurred as part of this securities lending activity.
- Equity in losses of unconsolidated subsidiaries includes losses from our investments in FXMarketSpace Limited (FXMS) and OneChicago.

Critical Accounting Policies

The notes to our consolidated financial statements include disclosure of our significant accounting policies. In establishing these policies within the framework of accounting principles generally accepted in the United States, management must make certain assessments, estimates and choices that will result in the application of these principles in a manner that appropriately reflects our financial condition and results of operations. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to affect our financial position and operating results. While all decisions regarding accounting policies are important, there are certain accounting policies that we consider to be critical. These critical policies, which are presented in detail in the notes to our consolidated financial statements, relate to revenue recognition, income taxes, internal use software costs, stock-based compensation, and goodwill and intangible assets.

REVENUE RECOGNITION Our revenue recognition policies comply with Staff Accounting Bulletin No. 101 on revenue recognition. Our revenue is derived primarily from the clearing and transaction fees we assess on each contract executed through our trading venues and cleared through our clearing house. Clearing and transaction fees are recognized as revenue when a buy and sell order are matched and when the trade is cleared. On occasion, the customer's exchange trading privileges may not be properly entered by the clearing firm and incorrect fees are charged for the transactions in the affected accounts. When this information is corrected within the time period allowed by the exchange, a fee adjustment is provided to the clearing firm. An accrual is established for estimated fee adjustments to reflect corrections to customer exchange trading privileges. The accrual is based on the historical pattern of adjustments processed as well as specific adjustment requests. Occasionally, market data customers will pay for services in a lump sum payment. When these circumstances occur, revenue is recognized as services are provided.

INCOME TAXES Calculation of the income tax provision includes an estimate of the income taxes that will be paid for the current year as well as an estimate of income tax liabilities or benefits deferred into future years, as determined in accordance with SFAS No. 109, "Accounting for Income Taxes." As required by the provisions of SFAS No. 109, our deferred tax assets are reviewed to determine if all assets will be realized in future periods. To the extent it is determined that some deferred tax assets may not be fully realized, the assets must be reduced by a valuation allowance. The calculation of our tax provision involves dealing with uncertainties in the application of complex tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other applicable tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes may be due. If payment of these amounts varies from our estimate, our income tax provision would be reduced or increased at the time that determination is made. This determination may not be known for several years. Past tax audits have not resulted in tax adjustments that would result in a material change to the income tax provision in the year the audit was completed. The effective tax rate, defined as the income tax provision as a percentage of income before income taxes, will vary from year to year based on changes to tax rates and regulations. In addition, the effective tax rate will vary with changes to income that are not subject to income tax, such as municipal interest income, and changes in expenses or losses that are not deductible, such as the utilization of foreign net operating losses.

INTERNAL USE SOFTWARE COSTS Certain costs for employees and consultants that are incurred in connection with work on development or implementation of software for our internal use are capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Costs capitalized are for application development or implementation, as required by SOP 98-1, for software projects that will result in significant new functionality and that are generally expected to cost in excess of $0.5 million. The amount capitalized is determined based on the time spent by the individuals completing the eligible software-related activity and the compensation and benefits or consulting fees incurred for these activities. Projects are monitored during the development cycle to assure that they continue to meet the capitalization criteria of SOP 98-1 and that the project will be completed and placed in service as intended. Any previously capitalized costs are expensed at the time a decision is made to abandon a software project. Completed internal use software projects, as well as work-in-progress projects, are included as part of property in the consolidated balance sheets. Once completed, the accumulated costs for a particular software project are amortized over the anticipated life of the software, generally three years. Costs capitalized for internal use software will vary from year to year based on our technology-related business requirements.

STOCK-BASED COMPENSATION We expense stock options using the fair value method under the provisions of SFAS No. 123(R), "Share-Based Payment." We have elected the accelerated method for recognizing the expense related to stock grants. Due to this election and the vesting provisions of our stock grants, a greater percentage of the total expense is recognized in the first and second years of the vesting period than would be recorded if we used the straight-line method. Upon adoption of SFAS No. 123(R) on January 1, 2006, we began to include an estimate of expected forfeitures of stock grants in our expense recognition calculations instead of the previous practice of accounting for forfeitures as they occur.

GOODWILL AND INTANGIBLE ASSETS We review goodwill and intangible assets with indefinite lives for impairment on an annual basis and whenever events or circumstances indicate its carrying value may not be recoverable in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, the fair value of each reporting unit is compared to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount, no impairment exists and we are not required to perform further testing. If the carrying amount exceeds its fair value, the second step must be performed to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss is recorded in an amount equal to that excess. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Intangible assets subject to amortization are also evaluated for impairment, when indicated by a change in circumstances, pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The impairment testing requires management to estimate the fair value of the assets and record an impairment loss for the excess of the carrying value over the fair value. The estimate of the fair value of the assets is generally determined on the basis of discounted future cash flows. In estimating the fair value, management must make assumptions and projections regarding such items as future cash flows, future revenues, future earnings and other factors. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We will adopt FIN No. 48 effective January 1, 2007. We expect no material impact on our financial statements upon initial adoption.

Results of Operations for 2006 Compared with 2005

2006 FINANCIAL HIGHLIGHTS

- Total revenues grew by 22% in 2006 primarily as a result of increased clearing and transaction fees, and to a lesser extent higher revenue from processing services and quotation data fees.
- Total expenses increased by 14% in 2006 when compared with 2005. The increase was primarily due to higher compensation and benefits costs as well as increased technology spending resulting from capacity expansion and processing speed enhancements. Higher rates on licensed Standard & Poor's (S&P) and The Nasdaq Stock Market, Inc. (NASDAQ) products and increased professional and outside services fees also contributed to the increase in expenses.
- Operating margin, which we define as operating income expressed as a percentage of total revenues, increased to 57% in 2006 from 54% in 2005 as the growth of operating revenue outpaced increases in operating expenses.
- Cash earnings increased by approximately $111.0 million to $402.8 million for 2006 compared with 2005. We have included a reconciliation of cash earnings, a non-GAAP measure, in Liquidity and Capital Resources.

REVENUES

(dollars in millions)	**2006**	2005	Increase (Decrease)
Clearing and transaction fees	**$ 866.1**	$ 696.2	24%
Processing services	**90.1**	68.7	31
Quotation data fees	**80.8**	71.7	13
Access fees	**20.2**	18.9	7
Communication fees	**8.6**	9.0	(4)
Other	**24.1**	25.3	(4)
Total Revenues	**$ 1,089.9**	$ 889.8	22

REVENUE HIGHLIGHTS Revenues grew in 2006 primarily due to the following:

- Enhanced technology, growing distribution, uncertainty surrounding interest rates and occasional daily volatility in the equity market contributed to growth in trading volume in all product lines, resulting in a 24% increase in clearing and transaction fees during 2006.
- Greater trading volumes at CBOT and our new agreement to list NYMEX products on the CME Globex platform resulted in increased processing services revenue.
- Increased monthly subscriber fees, which became effective January 1, 2006, contributed to an increase in quotation data fees for the year.

CLEARING AND TRANSACTION FEES The increase was due to trading volume growth partially offset by a decrease in the average rate per contract. The following table summarizes average daily trading volume (in thousands) and revenue. All amounts exclude TRAKRS, CME Auction Markets and Swapstream products.

	2006	2005	Increase
CME Product Line Volume:			
Interest rate	**3,078**	2,380	29%
Equity[1]	**1,734**	1,389	25
Foreign exchange	**453**	334	35
Commodity and alternative investment[1]	**78**	55	41
Total Average Daily Volume	**5,343**	4,158	28
CME Globex Volume	**3,808**	2,895	31
CME Globex Volume as a Percentage of Total Volume	**71%**	70%	
Clearing and Transaction Fees (in millions)	**$ 864.4**	$ 695.7	
Average Rate per Contract	**$ 0.645**	$ 0.664	

[1] CME weather and Goldman Sachs Commodity Index products are included in commodities and alternative investments rather than equities beginning in 2006. Prior period amounts have been adjusted to conform to the current year presentation.

- **Volume**

In 2006, our volume surpassed one billion contracts traded for the second consecutive year, driven by growth of 25% or more in all product lines. Technology enhancements, including the migration of our CME Globex trading platform to new Hewlett Packard Integrity NonStop servers that incorporate Intel Itanium processors, significantly increased trade-matching speed which reduced our average response time on transactions and resulted in increased usage by automated trading systems. Growth in hedge funds, interest rate uncertainty and occasional daily volatility in equity markets also contributed to trading volume growth.

Interest Rate Products

Interest rate product volume increased in 2006 primarily due to uncertain market expectations surrounding interest rates, including those created by changes in Federal Reserve monetary policy, expansion in the use of our electronic trading platform as a result of technological enhancements and increased use of automated trading systems. The volume of interest rate products traded electronically increased by 34% to 1.8 million contracts per day in 2006. Secular trends favoring the trading of derivative products also contributed to the increase in volume.

The average daily volume of CME Eurodollar options, which are traded predominantly through open outcry, increased by 44% to 1.1 million contracts in 2006. In conjunction with the increase in Eurodollar options volume, the average daily volume of CME Eurodollar options traded electronically also increased to 77,000 contracts in 2006 from 28,000 contracts in 2005. In April 2006, we launched a new incentive program to increase electronic trading of CME Eurodollar options. The program, which was initially effective through December 2006, has been extended through June 2007. The program provides a reduced fee schedule for customers meeting percentage thresholds for electronic trading of CME Eurodollar options.

Equity Products

The increase in equity product volume for the year was primarily due to technological enhancements, increased usage of equity option products, occasional significant daily fluctuations in stock market volatility, as measured by the CBOE Volatility Index, and efforts to attract new customers.

Average daily volume of our E-mini equity products increased by 25% to 1.6 million contracts in 2006 compared with 2005. In particular, CME E-mini S&P 500 volume increased 27% to 1.1 million contracts. Volume for our electronically-traded E-mini equity options increased to 45,000 contracts per day in 2006 from 18,000 contracts per day in 2005.

Foreign Exchange Products

In December 2006, foreign exchange volume set a monthly volume record with 621,000 contracts traded per day. The increase in trading of foreign exchange products resulted from the previously mentioned technological enhancements which facilitated faster execution of trades, additional liquidity and fee incentive programs, including those specifically targeted to attract commodity trading advisors and large hedge funds. In 2006, 88% of our foreign exchange volume traded through the CME Globex platform, compared with 81% during 2005.

Commodity and Alternative Investment Products

Trading in commodity and alternative investment products increased as a result of the growing appeal of commodities as an asset class, which has attracted additional trading activity in live cattle and lean hog products.

- **Average Rate Per Contract**

  The impact of the 28% increase in average daily trading volume during 2006 was partially offset by a decrease in the average rate, or revenue, per contract. In 2006, the average rate per contract decreased 3%, to $0.645 from $0.664 in 2005, primarily due to the following factors:

  - Incentives and discounts increased as a result of volume growth, reducing the average rate per contract by $0.021.
  - The number of inactive clearing firms and trading volume from automated trading systems that receive lower-priced member rates increased, resulting in a slight rise in the percentage of trades executed by member customers to 80% of total volume from 79% in 2005.
  - Higher-priced privately negotiated trades, as a percentage of total volume, decreased to 1.0% during 2006 compared with 1.2% in 2005.
  - The average daily volume of CME Eurodollar options traded through open outcry, one of our lowest priced products, increased by 38%. This represented 19% of total volume in 2006 compared with 17% in 2005. Clearing and transaction fees from CME Eurodollar options traded through open outcry averaged $0.33 per contract in 2006 and 2005.

These decreases were partially offset by broad-based pricing increases implemented in August 2005, which contributed incremental revenue of approximately $13.0 million in 2006 when compared with 2005. Additionally, the rate per contract was favorably impacted by a higher percentage of trades executed through the CME Globex platform for which additional fees are assessed.

A substantial portion of our clearing and transaction fees are billed to our clearing firms. The majority of clearing and transaction fees received from clearing firms represent charges for trades executed on behalf of their customers. We currently have approximately 85 clearing firms. No one firm represented 10% or more of clearing and transaction fees revenue in 2006. Should a clearing firm discontinue operations, we believe the customer portion of that firm's trading activity would likely transfer to another clearing firm of the exchange. Therefore, we do not believe we are exposed to significant risk from the loss of revenue earned from any particular firm.

PROCESSING SERVICES Revenue increased primarily as a result of increased trading volume at CBOT and higher volume executed on the CME Globex platform under our new agreement with NYMEX.

CBOT's average daily trading volume was 3.2 million contracts for 2006, an increase of 20% over the 2.7 million contracts traded in 2005. Increased volume at CBOT generated incremental revenue of $11.6 million in 2006.

Revenue from services provided to NYMEX increased by $9.8 million in 2006 when compared with 2005. Our prior agreement with NYMEX ended in November 2005. Trading under our new 10-year agreement began in June 2006. The new agreement added metals futures products and expanded the number of energy futures products, including the addition of physically delivered WTI futures products, which we now list for NYMEX on the CME Globex platform. As a result, the average daily volume of NYMEX electronic trading increased significantly on our platform during 2006.

QUOTATION DATA FEES The growth in revenue resulted primarily from a fee increase that was implemented on January 1, 2006. Users of our basic service paid $40 per month for each market data screen, or device, in 2006. The monthly charge in effect during 2005 was $35. This higher rate contributed to a $10.4 million increase in subscriber fees for 2006 compared with 2005 and was partially offset by a $1.5 million decrease in assessments, which result from our periodic audits of usage data previously provided by our customers.

During 2006, approximately 55% of our quotation data fees revenue was generated from the two largest resellers of our market data. Despite this concentration, we do not believe we are exposed to a significant risk of revenue loss. In the event one of these vendors no longer subscribed to our market data, we believe the majority of the vendor's customers would likely subscribe to our market data through another reseller.

Effective January 1, 2007, users of our basic service will pay $50 per month for each market data screen, or device.

ACCESS FEES Growth in revenue resulted from the expiration, in July 2006, of an incentive program to encourage our customers to switch to a higher bandwidth connection.

EXPENSES

(dollars in millions)	**2006**	2005	Increase
Compensation and benefits	**$ 203.0**	$ 179.6	13%
Communications	**31.6**	31.1	2
Technology support services	**31.2**	26.8	16
Professional fees and outside services	**34.3**	26.8	28
Depreciation and amortization	**72.8**	64.9	12
Occupancy	**29.6**	28.5	4
Licensing and other fee agreements	**25.7**	18.0	43
Marketing, advertising and public relations	**16.7**	13.3	26
Other	**24.2**	23.1	5
Total Expenses	**$ 469.1**	$ 412.1	14

EXPENSE HIGHLIGHTS Increases in total expenses for 2006 were primarily driven by the following factors:

- Compensation and benefits expense increased due to growth in average headcount as well as annual salary raises and the rising costs of related benefits, incentive pay and stock-based compensation.
- Depreciation and amortization, as well as greater technological support services expense, grew as a result of ongoing investments in equipment and software to expand our infrastructure and improve processing speed.
- Licensing rates increased due to the full year impact of our exclusive licensing agreements with NASDAQ and S&P, which were renegotiated and extended in 2005. These rate increases combined with volume growth in these licensed products resulted in increased licensing fees.
- Professional fees associated with additional exploration of business expansion opportunities and ongoing litigation resulted in increased expenses of this nature. Various technology initiatives also contributed to an increase in professional fees.

In 2007, we expect operating expenses to total $530.0 to $540.0 million. This includes Swapstream-related expenditures, merger-related planning costs, and costs associated with agreements to provide various services to FXMS.

COMPENSATION AND BENEFITS The increase in compensation and benefits expense during 2006 relative to 2005 consisted primarily of the following:

(dollars in millions)	Increase (Decrease)
Average headcount	$ 9.8
Net annual salary increases and changes in benefits and employer taxes	7.4
Bonus	4.3
Stock-based compensation	3.8
Capitalization for software development and reimbursable design costs	(3.6)

- Average headcount increased by 7%, or 87 employees, in 2006 compared with 2005 primarily as a result of increased hiring to support technology initiatives. Our acquisition of Swapstream, which was completed in August 2006, also contributed to the increase in average headcount for the year. As of December 31, 2006, we had 1,430 employees.
- Bonus expense accrued under the provisions of our annual incentive plan increased primarily due to growth in our employee headcount and salary increases for existing employees.
- Stock-based compensation increased primarily as a result of additional expense from options granted in June 2006 and the full impact in 2006 of the expense related to the June 2005 grant. In addition, the fair value per share of options granted in June 2006 increased when compared with the fair value of options granted in June 2005.
- Increases were partially offset by increased capitalization of compensation and benefits expense relating to software development. The increase in capitalized software costs resulted primarily from development needed to provide trading and other services to FXMS, our new joint venture with Reuters Group PLC.

TECHNOLOGY SUPPORT SERVICES We experienced growth of 20% in the average number of transactions processed electronically during 2006 when compared with 2005. As a result of the continued growth in transactions processed, additional maintenance and service contracts were required to support increases in hardware and software purchases.

PROFESSIONAL FEES AND OUTSIDE SERVICES Legal fees increased $4.1 million in 2006 when compared with 2005 due primarily to the structuring and establishment of FXMS and litigation costs related to the ongoing antitrust lawsuit filed by Eurex U.S. in 2003.

In addition, other professional fees increased $3.4 million in 2006 primarily due to the use of consulting services to support several clearing and trading systems projects as well as enhancements to the CME Globex platform's functionality, including its ability to execute complex options trading strategies. During the fourth quarter, merger-related integration planning also contributed to an increase in professional fees. We expect merger-related integration planning to continue throughout 2007.

DEPRECIATION AND AMORTIZATION During the second quarter of 2006, we began an 18-month process of migrating the electronic trading of products to new Hewlett Packard Integrity NonStop servers that incorporate Intel Itanium processors. As a result of the migration, we reassessed and shortened the estimated useful lives on our existing processors which resulted in additional depreciation expense of $1.9 million in 2006 when compared with 2005. In addition, depreciation and amortization of 2005 and 2006 property additions exceeded the depreciation and amortization of assets that have become fully depreciated or retired since January 1, 2005, resulting in an increase in 2006 depreciation and amortization expense.

Property additions for 2006 and 2005 are summarized below. Technology-related assets include purchases of computers and related equipment, software, the cost of developing internal use software and costs associated with the expansion of our data centers.

(dollars in millions)	**2006**	2005
Total property additions	**$ 88.2**	$ 87.6
Technology-related assets as a percentage of total additions	**90%**	91%

OCCUPANCY We entered into two new leases for additional space in Chicago and London during 2006. The Chicago lease, which began in August 2006, will provide us with an opportunity to reorganize and maximize the utilization of our facilities in the downtown area. The London lease, which began in November 2006, will allow us to consolidate our existing London office with Swapstream's facilities. The new leases resulted in additional rent expense of $1.1 million in 2006.

LICENSING AND OTHER FEE AGREEMENTS A large portion of the increase in this expense was attributable to an increase in licensing rates for CME E-mini S&P products and, to a lesser extent, CME E-mini NASDAQ products. Rate increases went into effect in June 2005 for NASDAQ products and September 2005 for S&P products in return for extending our exclusive rights to offer these products. Renegotiated licensing rates resulted in $6.5 million of incremental expense compared with 2005. Also, higher average daily trading volume for licensed products resulted in additional expense of $2.4 million in 2006. Higher volumes were primarily attributable to S&P 500 and NASDAQ-100 E-mini products.

These increases in expense were partially offset by a $0.9 million decrease in fees paid to market maker program participants. The reduction in market maker fees was primarily due to the expiration of the Russell 1000 program in December 2005.

Effective February 5, 2007, our CME Eurodollar fee sharing agreement with SGX will terminate, resulting in an estimated decrease in expense of approximately $3.3 million in 2007.

MARKETING, ADVERTISING, AND PUBLIC RELATIONS In 2006, this expense increased primarily as a result of the preparation for and launch of a new global brand advertising campaign. The promotion of new products and production of CME's quarterly magazine, which launched in the third quarter of 2005, also contributed to an increase in expense.

NON-OPERATING INCOME AND EXPENSE

(dollars in millions)	**2006**	2005	Increase
Investment income	**$ 55.8**	$ 31.4	77%
Securities lending interest income	**94.0**	58.7	60
Securities lending interest expense	**(92.1)**	(56.8)	62
Equity in losses of unconsolidated subsidiaries	**(6.9)**	(2.6)	162
Total Non-Operating	**$ 50.8**	$ 30.7	65

INVESTMENT INCOME Rising market interest rates as well as increased funds available for investment resulted in increased investment income in 2006 when compared with 2005. Increases in investment income were partially offset by an increase in tax-advantaged investments, as a percentage of the total portfolio, during 2006. The annualized average rate of return and average investment balance indicated in the table below include short-term investments classified as cash and cash equivalents, marketable securities and clearing firms' cash performance bonds and security deposits, but exclude the first IEFs and our non-qualified deferred compensation plan. Non-qualified deferred compensation plan earnings are excluded from this analysis as there is an equal and offsetting amount in compensation and benefits expense.

(dollars in millions)	**2006**	2005	Increase
Annualized average rate of return	**4.28%**	2.99%	1.29%
Average investment balance	**$ 1,257.8**	$ 951.6	$ 306.2
Increase in investment income due to rate change			16.2
Increase in investment income due to balance change			9.2

Increases due to rate and balance changes were partially offset by a decrease of $1.9 million resulting from the discontinuance of the first IEFs in December 2005.

SECURITIES LENDING INTEREST INCOME AND EXPENSE The average daily balance of funds available for lending increased during 2006 relative to 2005. This was primarily the result of a policy change effective October 1, 2005, that increased the amount of securities available for lending to 70% from 50% of total eligible securities.

(dollars in billions)	**2006**	2005	Increase (Decrease)
Average daily balance of funds invested	**$ 1.9**	$ 1.8	$ 0.1
Annualized average rate earned	**5.01%**	3.34%	1.67%
Annualized average rate paid	**4.91**	3.23	1.68
Net earned from securities lending	**0.10%**	0.11%	(0.01)%

EQUITY IN LOSSES OF UNCONSOLIDATED SUBSIDIARIES This includes $6.1 million of losses from our investment in FXMS, which was formed in July 2006, as well as our proportionate share of losses from OneChicago.

INCOME TAX PROVISION

In 2006, the effective tax rate decreased from 39.6% to 39.4% when compared with 2005. The decrease is due primarily to increased investments in tax-advantaged securities, the impact of which was partially offset by the effect of a valuation allowance for the net operating losses generated by our Swapstream operations subsequent to the acquisition in August 2006.

Results of Operations for 2005 Compared with 2004

2005 FINANCIAL HIGHLIGHTS

- Total revenues increased by 23% to $889.8 million driven primarily by increases in clearing and transaction fees, processing services and quotation data fees.
- Total expenses increased by 13% to $412.1 million due primarily to technology spending related to additional functionality and capacity.
- Growth in revenues exceeded increases in expenses resulting in an increase in our operating margin to 54% from 49% in 2004. Operating margin is defined as operating income expressed as a percentage of total revenues.
- Total property additions increased to $87.6 million primarily due to continued investments in capacity related to transaction growth and additional functionality.
- Working capital, defined as current assets less current liabilities, grew by $280.9 million.

REVENUES

(dollars in millions)	2005	2004	Increase (Decrease)
Clearing and transaction fees	$ 696.2	$ 553.0	26%
Processing services	68.7	55.9	23
Quotation data fees	71.7	60.9	18
Access fees	18.9	16.4	15
Communication fees	9.0	10.0	(11)
Other	25.3	25.4	—
Total Revenues	$ 889.8	$ 721.6	23

REVENUE HIGHLIGHTS Total revenues increased by 23% primarily as a result of the following factors:

- Clearing and transaction fees increased by $143.2 million due primarily to a 34% increase in average daily trading volume.
- Trading volume executed through CME Globex increased for all major product lines.
- Processing services totaled $68.7 million, an increase of $12.8 million, primarily due to volume increases at CBOT and NYMEX.
- Quotation data fees increased by $10.8 million primarily as a result of a fee increase.

CLEARING AND TRANSACTION FEES A significant portion of the increase in clearing and transaction fees in 2005 was attributable to the 34% increase in average daily trading volume. In 2005, we set annual volume records in our four major product lines and, for the first time ever, the total annual volume of our products surpassed one billion contracts compared with our previous record of 787 million contracts in 2004. In addition, there was an increase in the percentage of trading volume executed through the CME Globex platform. In 2005, CME Globex volume was 70% of average daily trading volume, compared with 57% during 2004. All of our product lines experienced growth in CME Globex volume during 2005 when compared with 2004.

The following table summarizes average daily trading volume (in thousands) and revenue. All amounts exclude TRAKRS and auction-traded products.

	2005	2004	Increase
CME Product Line Volume:			
Interest rate	2,380	1,705	40%
Equity[1]	1,389	1,161	20
Foreign exchange	334	202	65
Commodity and alternative investment[1]	55	43	29
Total Average Daily Volume	4,158	3,111	34
CME Globex Volume	2,895	1,786	62
CME Globex Volume as a Percentage of Total Volume	70%	57%	
Clearing and Transaction Fees (in millions)	$ 695.7	$ 552.6	
Average Rate per Contract	$ 0.664	$ 0.702	

(1) CME weather and Goldman Sachs Commodity Index products are included in commodities and alternative investments rather than equities beginning in 2006. Prior period amounts have been adjusted to conform to the current year presentation.

- **Volume**

Interest Rate Products

We experienced an increase in our interest rate volume in 2005 compared with 2004 due to the following factors:

- Expansion in the use of our electronic trading platform as a result of technological enhancements.
- Rising short-term interest rates and periods of heightened volatility in the equity markets, although overall implied volatility was lower than in 2004.
- Increased volume by European market participants due to higher relative volatility in the U.S. compared to the Eurozone.
- Increased utilization of competitive fee programs designed to encourage the participation of market makers and global proprietary trading firms.
- The appeal of tiered pricing provided to high volume traders.

The average daily volume of interest rate products traded electronically increased from 594,000 contracts in 2004 to 1.3 million contracts in 2005, with 57% of interest rate volume executed on the CME Globex platform compared with 35% in 2004.

Equity Products

Trading volume for our equity products increased primarily as a result of the continued growth in our CME E-mini products due to increased distribution to new users. This was achieved despite volatility in the U.S. equity markets that was 17% lower in 2005 when compared with 2004 as measured by the CBOE Volatility Index. During 2005, average daily volume of CME E-mini products increased by 21% to 1.3 million contracts when compared with 2004. The strongest growth in average daily volume occurred in CME E-mini S&P 500 futures–which increased by 0.2 million contracts–CME E-mini Russell 2000 futures and CME E-mini S&P MidCap 400 futures. We also experienced growth in our CME E-mini equity option products.

Foreign Exchange Products

Our foreign exchange volume has benefited from increased demand from automated trading systems, driven primarily by technology enhancements that allow faster execution. We also experienced volume growth from commodity trading advisors and large hedge funds as a result of initiatives implemented in 2005. Fee incentive programs initiated during the second quarter of 2004 also resulted in increased trading on the CME Globex platform. In 2005, 81% of our foreign exchange volume was executed through CME Globex compared with 66% in 2004.

- Average Rate Per Contract

Partially offsetting the impact of the increase in trading volume on revenue was a decrease in the average rate, or revenue, per contract. The average rate per contract decreased to $0.664 for 2005 from $0.702 in 2004 primarily due to the following factors:

  - An increase in the percentage of trades by member customers reduced the rate per contract. As a result of a decrease in the capital investment required to become a clearing firm, which became effective October 1, 2004, there was an increase in the number of inactive clearing firms that are charged member rates. During 2005, we also implemented a program to allow multiple hedge funds within the same fund group to receive member rates.
  - Growth in interest rate, equity and foreign exchange trading volume, as a result of the appeal of our competitive fee programs, as well as increased participation of market makers, resulted in higher incentives and discounts, which further reduced the average rate per contract by $0.037 in 2005.
  - Our mutual offset agreement with SGX, whereby there is a net settlement for trades executed by the originating exchange but transferred to the other exchange, had an unfavorable impact on the average rate per contract of $0.005 in 2005.
  - These decreases were partially offset by the higher percentage of trades on the CME Globex platform for all product lines, for which additional fees are assessed.
  - Finally, rate increases effective August 1, 2005, contributed additional revenue of approximately $7.0 million and resulted in a modest increase to the overall average rate per contract of $0.007, which partially offset other factors that resulted in the lower average rate per contract in 2005.

In addition to the change in the rate structure in 2005, we also extended the European and Asian incentive programs and the electronic corporate membership program through December 31, 2006. In 2005, we implemented two one-year incentive programs designed to attract large hedge funds and commodity trading advisors to our foreign exchange markets. We also launched a new emerging markets partner program to support the geographic expansion of European and U.S.-based proprietary trading firms and trading arcades into developing trading centers. This two-year program provides fee waivers for new users of our electronic markets in qualified regions around the world.

PROCESSING SERVICES The increase was primarily the result of increased volume at CBOT as well as the expiration of lower initial pricing for that service that was in effect during much of 2004. We cleared 675 million CBOT contracts during 2005 compared with 600 million contracts during 2004. In addition, we earned $3.8 million in incremental revenue from our agreement with NYMEX due to increased trading volume and related increased fees for these trades. Trading volume related to NYMEX increased to 5.2 million contracts in 2005 from 0.9 million contracts in 2004. Our agreement with NYMEX expired and we stopped listing NYMEX products on the CME Globex platform as of November 18, 2005. We entered into a new agreement with NYMEX in June 2006.

QUOTATION DATA FEES The increase in quotation data fees resulted primarily from the rate change that was implemented on January 1, 2005. Users of our basic service pay $35 per month for each market data screen, or device, an increase from the $30 per month charge that was in effect during 2004. In addition, there was an increase of $0.9 million related to assessments resulting from our periodic audits of the usage data provided by our customers.

ACCESS FEES The increase in access fees was attributed primarily to CME *Globex* users converting to higher bandwidth connections, at a higher fee beginning in the third quarter of 2004.

COMMUNICATION FEES Communication fees decreased primarily as a result of reduced demand for communication devices and services on the trading floor accompanied by a decrease in demand by our building tenants.

EXPENSES

(dollars in millions)	2005	2004	Increase (Decrease)
Compensation and benefits	$ 179.6	$ 164.8	9%
Communications	31.1	27.0	15
Technology support services	26.8	21.3	26
Professional fees and outside services	26.8	25.0	8
Depreciation and amortization	64.9	53.4	22
Occupancy	28.5	27.2	5
Licensing and other fee agreements	18.0	12.2	47
Marketing, advertising and public relations	13.3	11.0	21
Other	23.1	24.2	(5)
Total Expenses	$ 412.1	$ 366.1	13

EXPENSE HIGHLIGHTS While there was a 23% increase in total revenues in 2005, total expenses increased by 13%, driven primarily by the following factors:

- Compensation and benefits increased as a result of annual salary and related benefit increases, a 3% increase in average headcount and increases in stock-based compensation.
- We renegotiated and extended the exclusivity of our licensing agreements with NASDAQ and S&P. As a result, expenses for licensing and other fee arrangements increased primarily due to the increased fees payable under these agreements.
- A 39% increase in transactions processed electronically resulted in increased technology support services expense.
- We continued to add to and improve our data centers, resulting in an increase in depreciation and amortization of $11.5 million over 2004.
- Initiatives to expand product-specific marketing and to rebrand existing marketing and advertising materials contributed to an increase in marketing, advertising and public relations.

COMPENSATION AND BENEFITS Although there are a number of factors that affected compensation and benefits, the primary drivers of the increase were:

- Annual salary increases and related increases in employer taxes and benefits resulted in approximately $7.2 million of additional expense during 2005 when compared with 2004.
- The average number of employees increased approximately 3%, or by 42 employees, to 1,296 in 2005 from 1,254 in 2004. We had 1,321 employees at December 31, 2005. This increased headcount resulted in additional compensation and benefits, excluding bonuses, of approximately $4.6 million.
- Stock-based compensation increased $4.8 million to $12.6 million in 2005 from $7.8 million in 2004. This increase resulted primarily from an increase in the fair value per share of options granted in 2005. The higher fair value was driven primarily by the increase in our stock price.
- We experienced a $1.5 million increase in capitalized compensation and benefits that relates to development of internal use software, thereby reducing the amount of compensation and benefits that was expensed in 2005.

COMMUNICATIONS During 2005, we experienced greater communications expense of $4.4 million. This increase is related to a number of items including, but not limited to, expansion of our international communications hubs in Europe and Asia. We now have seven hubs in Europe and one in Asia. In addition, our bandwidth upgrades for customers, increased connections for new CME Globex users, and additional bandwidth now provided between our main location and our remote data centers also contributed to the increase in communications expense.

TECHNOLOGY SUPPORT SERVICES The number of transactions we processed electronically increased approximately 39% in 2005. As a result, additional capital purchases were required to accommodate this growth, and our expenses for software, software maintenance and hardware maintenance increased $5.1 million when compared with 2004.

PROFESSIONAL FEES AND OUTSIDE SERVICES We incurred $2.5 million in additional professional fees, net of amounts capitalized for internally developed software, that related primarily to our technology initiatives, including integration of enhanced options trading functionality onto the CME Globex platform and implementation of new mass quoting functionality for certain foreign exchange and equity option products. Partially offsetting this increase was a decrease of $0.7 million in other professional fees and outside services, primarily due to reduced legal fees and recruiting expenses.

DEPRECIATION AND AMORTIZATION This increase was the result of depreciation and amortization of 2005 asset acquisitions exceeding the depreciation and amortization of assets that have become fully depreciated or retired since December 31, 2004. The main components of the 2005 asset additions were technology equipment and leasehold improvements to our remote data centers. Also, a greater portion of our fixed assets are now depreciating over shorter lives. This change became effective January 1, 2004, when the estimated useful lives of new technology equipment purchases were reduced from four to three years and new personal computer purchases were reduced from three to two years.

Property additions for 2005 and 2004 are summarized below. Technology-related assets include purchases of computers and related equipment, software, the cost of developing internal use software and costs associated with the build-out of our data centers.

(dollars in millions)	2005	2004
Total property additions	$ 87.6	$ 67.5
Technology-related assets as a percentage of total additions	91%	86%

LICENSING AND OTHER FEE AGREEMENTS The increase resulted primarily from $3.5 million in additional license fees in 2005 when compared with 2004 as a result of increased licensing rates for certain of our equity products and increased trading volume. The NASDAQ and S&P licensing agreements were renegotiated in April 2005 and September 2005, respectively. Rates increased for these licensing agreements as a result of the renegotiations in return for an extension of exclusivity. Additionally, we incurred $2.3 million of incremental expense related to our revenue sharing agreements with SGX and market makers designated for certain products. The SGX increase resulted from the growth in electronic trading of CME Eurodollar contracts after our regular floor trading hours.

MARKETING, ADVERTISING AND PUBLIC RELATIONS The increase in marketing, advertising and public relations expense is attributable to increased product-specific marketing, especially for our foreign exchange products, the launch of *CME Magazine*, and rebranding of brochures and direct marketing materials. During 2005, we also incurred $0.4 million of expense related to a donation for hurricane relief. There was no similar expense in 2004.

NON-OPERATING INCOME AND EXPENSE

(dollars in millions)	2005	2004	Increase (Decrease)
Investment income	$ 31.4	$ 14.5	117%
Securities lending interest income	58.7	20.3	n.m.
Securities lending interest expense	(56.8)	(19.0)	n.m.
Equity in losses of unconsolidated subsidiaries	(2.6)	(3.6)	(27)
Total Non-Operating	$ 30.7	$ 12.2	151

n.m. not meaningful

INVESTMENT INCOME The increase is primarily a result of interest rate increases in the marketplace. Also, funds available for investment continued to increase in large part due to growth in net income.

(dollars in millions)	2005	2004	Increase
Annualized average rate of return	2.99%	1.63%	1.36%
Average investment balance	$ 951.6	$ 689.2	$ 262.4
Increase in investment income due to rate change			12.9
Increase in investment income due to balance change			4.4

Offsetting these increases was a $0.4 million decrease in IEF interest income and other investment income. The first IEFs were included in our consolidated financial statements until they were discontinued in December 2005.

SECURITIES LENDING INTEREST INCOME AND EXPENSE In October 2005, we increased the amount of eligible securities available for lending to 70% from 50%. In addition, throughout 2005 the balance of firm securities held that were eligible for securities lending increased. Both of these items, as well as the continued increase in interest rates by the Federal Open Market Committee of the Federal Reserve, had a significant impact on securities lending interest year over year.

(dollars in billions)	2005	2004	Increase
Average daily balance of funds invested	$ 1.8	$ 1.4	$ 0.4
Annualized average rate earned	3.34%	1.46%	1.88%
Annualized average rate paid	3.23	1.37	1.86
Net earned from securities lending	0.11%	0.09%	0.02%

INCOME TAX PROVISION

The effective tax rate was 39.6% for 2005 compared with 40.3% for 2004. The effective tax rate declined as a result of an increase in tax-advantaged investments and the favorable resolution of certain tax audit issues.

Liquidity and Capital Resources

CASH REQUIREMENTS

Historically, we have met our funding requirements from operations. If operations do not provide sufficient funds to meet capital expenditure requirements, cash and cash equivalents or marketable securities can be reduced to provide the needed funds, assets can be acquired through capital leases, or we can issue debt. In addition, we believe we can fund any pending or potential future acquisitions with internally available cash, debt financing or the issuance of equity securities.

On October 17, 2006, we entered into an agreement and plan of merger with CBOT Holdings, Inc. This proposed merger is subject to an affirmative vote by CME Holdings' and CBOT Holdings' stockholders and CBOT members, normal regulatory approvals and other closing conditions. Pursuant to the terms of the agreement, CBOT Holdings' shareholders will have the right to receive 0.3006 shares of CME Holdings Class A common stock per share of CBOT Holdings Class A common stock or to elect an amount in cash equal to the value of the exchange ratio based on a ten day average of closing prices of our Class A common stock at the time of the merger. However, the maximum amount of cash available for all CBOT Holdings' shareholders is $3.0 billion. Upon the closing of the transaction, which is expected to occur in mid-2007, we will need up to approximately $3.1 billion to purchase the shares of CBOT Holdings' shareholders electing to receive cash and to pay estimated fees and expenses related to the transaction. We expect to fund the transaction with cash and cash equivalents, proceeds from expected maturities of our marketable securities, and various short- and long-term debt facilities as needed based on the amount of the cash election made by CBOT Holdings' shareholders. If either CME Holdings or CBOT Holdings were to terminate the merger agreement, the terminating party may be required to pay the other party a termination fee of $240.0 million and to reimburse the other party for expenses up to $6.0 million.

Cash will also be required for operating leases and non-cancelable purchase obligations as well as commitments reflected as liabilities on our consolidated balance sheet at December 31, 2006. These commitments are as follows (in thousands):

Year	Operating Leases	Purchase Obligations	Other Liabilities	Total
2007	$ 14,270	$ 25,975	$ 2,085	$ 42,330
2008 – 2009	24,301	12,892	—	37,193
2010 – 2011	15,637	5,015	—	20,652
Thereafter	67,972	10,407	—	78,379
Total	**$ 122,180**	**$ 54,289**	**$ 2,085**	**$ 178,554**

Future operating lease commitments at December 31, 2006 increased from year-end 2005 primarily as a result of two new operating leases to obtain additional office space in Chicago and London.

Future capital expenditures for technology are anticipated as we continue to invest in increased system capacity and performance and pursue technological initiatives on our electronic trading platform, such as: implementation of additional functionality for CME Eurodollar and foreign exchange options; increased functionality for more user-defined spreads; and other facilitation of options and futures trading. Each year capital expenditures are incurred for improvements throughout our central location and our remote data centers. Capital expenditures also are incurred for improvements to our trading floor facilities, offices, telecommunications capabilities and other operating equipment. We expect 2007 capital expenditures to total approximately $110.0 million, excluding leasehold improvements for our new office space that will be funded with landlord allowances. Anticipated capital expenditures for 2007 include approximately $20.0 million of data center build-out costs related to our pending merger with and integration of CBOT Holdings.

We intend to continue to pay regular quarterly dividends to our shareholders. In 2006, our annual dividend target remained at approximately 30% of the prior year's cash earnings. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deems relevant. On January 31, 2007, the Board of Directors declared a regular quarterly dividend of $0.86 per share payable on March 26, 2007, to shareholders of record on March 9, 2007. Assuming no changes in the number of shares outstanding, the March 2007 dividend payment will total approximately $30.0 million.

SOURCES AND USES OF CASH

Net cash provided by operating activities was $471.7 million for 2006 and $348.2 million for 2005. The net cash provided by operations increased primarily as a result of our improved operating results. This increase was partially offset by an increase in accounts receivable and deferred taxes. The net cash provided by operating activities exceeded our net income in 2006 and 2005 primarily as a result of non-cash expenses, such as depreciation and amortization, which do not adversely affect our cash flow.

Cash used in investing activities was $85.9 million for 2006 compared with $82.3 million for 2005. Even though there was a reduction of $40.4 million in the purchases of marketable securities in 2006, additional cash was used for the purchase of Swapstream and the investment in FXMS, which were $17.7 million and $13.9 million, respectively. These factors resulted in a slight increase in cash used of $3.6 million.

Property additions include capital expenditures of purchased and internally developed software and leasehold improvements, including those acquired with lease allowances. Property additions in 2006 include leasehold improvements of $8.0 million related to the expansion of our remote data centers, $7.3 million related to the remodeling of the office space at our main location and $0.5 million related to remodeling of our new office space in Chicago. Property additions in 2005 included leasehold improvements of $22.8 million related to the expansion of our remote data centers and $5.8 million related to the remodeling of the office space at our main location.

Technology-related assets include purchases of computers and related equipment software, the cost of developing internal use software and costs associated with the build-out and expansion of our data centers. Technology-related additions increased $0.2 million to $79.7 million in 2006 from $79.5 million in 2005. These additions related primarily to expanding capacity to accommodate the growth in electronic trading on the CME Globex platform, clearing trades for CBOT, listing trades for NYMEX, improving speed and reliability in our systems and implementing other system enhancements.

Cash used in financing activities was $27.2 million in 2006 compared with $12.6 million in 2005. The increase was primarily due to the $24.2 million increase in dividends paid. Dividends totaled $87.5 million in 2006 compared with $63.3 million in 2005. The increase resulted primarily from our improved prior year's cash earnings, which is the basis used to determine the amount of the current year's dividend. Partially offsetting this increase was an increase of $8.5 million in proceeds from options exercised.

DEBT INSTRUMENTS

We maintain a line of credit with a consortium of banks to be used in certain situations, such as disruption in the domestic payment system that would delay settlement between our exchange and our clearing firms or in the event of a clearing firm default. In order to ensure that the facility would operate as intended, CME periodically draws down nominal amounts of funds against the letter of credit, and immediately repays the amounts borrowed. On October 13, 2006, the line of credit was renewed and the amount of the revolving line of credit was increased from $750.0 million to $800.0 million, with terms substantially the same as the expiring line of credit. We have the option to request an increase to the facility from $800.0 million to $1.0 billion at the time of a draw subject to the approval of the participating banks. The credit agreement continues to be collateralized by clearing firm security deposits held by us in the form of U.S. Treasury or agency securities, as well as security deposit funds in IEF2 and any performance bond deposits of the defaulting firm. The line of credit can only be drawn on to the extent it is collateralized. Collateral available and on deposit was $1.2 billion at December 31, 2006.

In October 2005, we approved the use of CME-owned U.S. Treasury securities as performance bond collateral in lieu of, or in combination with, irrevocable letters of credit for our mutual offset agreement with SGX. We can pledge U.S. Treasury securities up to a maximum of $100.0 million, measured as the aggregate fair value at the time of the most recent collateral adjustment. At December 31, 2006, we were contingently liable on irrevocable letters of credit totaling $19.0 million and had pledged securities with a fair value of $100.7 million.

CME also guarantees a $5.0 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its futures positions. The letter of credit will be utilized in the event that GFX defaults in meeting performance bond requirements to its clearing firm. In the unlikely event of a payment default by GFX, GFX's performance bond deposits would first be used to cover any deficit. If this amount is not sufficient, the letter of credit would be used, and finally CME would guarantee the remaining deficit, if any.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2006, we did not have any significant off-balance sheet arrangements as defined by the regulations of the Securities and Exchange Commission.

LIQUIDITY AND CASH MANAGEMENT

Cash and cash equivalents totaled $969.5 million at December 31, 2006 compared with $610.9 million at December 31, 2005. The balance retained in cash and cash equivalents was a function of anticipated or possible short-term cash needs, prevailing interest rates, our investment policy, alternative investment choices and any dividends that we pay.

Current net deferred tax assets of $7.2 million and $6.4 million are included in other current assets at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, non-current net deferred tax assets, which are included in other assets, were $30.9 million and $8.5 million, respectively. Net deferred tax assets result primarily from depreciation and amortization, stock-based compensation and pension costs. Under current tax laws, foreign net operating losses acquired from Swapstream of £4.2 million ($8.0 million as of December 31, 2006) may only be used to offset Swapstream's future taxable income. Total accumulated net operating losses related to Swapstream were valued at $9.2 million as of December 31, 2006. Based on our assessment at December 31, 2006, we do not believe that we are more-likely-than-not to realize the value of acquired and accumulated foreign net operating losses in the future. As a result, the deferred tax benefit arising from these net operating losses has been fully reserved.

Each clearing firm is required to deposit and maintain a specified performance bond balance, which is determined by parameters established by the risk management department of the clearing house and may fluctuate over time. Performance bond requirements can be satisfied with a variety of approved investments and cash. Cash performance bonds and security deposits are included in our consolidated balance sheets. With the exception of the portion of securities deposited that are utilized in our securities lending program, clearing firm deposits, other than those retained in the form of cash, are not included in our consolidated balance sheets. Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. Securities lending activity fluctuates based on the amount of securities that clearing firms have deposited and the demand for securities lending activity in the particular securities available to us. As a result of these factors, the balances in cash performance bonds and security deposits as well as the balances in our securities lending program, may fluctuate significantly over time.

Cash performance bonds and security deposits and collateral from securities lending consisted of the following at December 31:

(in millions)	**2006**	2005
Cash performance bonds	**$ 506.0**	$ 579.0
Cash security deposits	**15.1**	12.5
Cross-margin arrangements	**0.1**	0.6
Total Cash Performance Bonds and Security Deposits	**521.2**	592.1
Collateral from securities lending activities and payable under securities lending agreements	**2,130.2**	2,160.9
Total	**$ 2,651.4**	$ 2,753.0

We are required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of customers. In addition, our exchange rules require a segregation of all funds and securities deposited by clearing firms from exchange operating funds and marketable securities. As with cash performance bonds and security deposits, these balances will fluctuate due to the investment choices available to clearing firms and the change in total deposits required. Securities, at fair value, and IEF funds were deposited for the following purposes at December 31:

(in millions)	**2006**	2005
Performance bonds	**$ 47,270.6**	$ 45,809.8
Security deposits	**1,250.5**	1,236.2
Cross-margin arrangements	**273.7**	531.7
Total	**$ 48,794.8**	$ 47,577.7

CASH EARNINGS

Cash earnings, a non-GAAP measure, is the primary metric used by us to measure our financial performance. It is the basis for calculating dividends to shareholders and annual incentive payments to employees. It is calculated as net income plus depreciation and amortization expense, plus tax-effected stock-based compensation, including employee discounts on stock plan purchases, less capital expenditures. The cash earnings amount is calculated as follows:

(in millions)	**2006**	2005
Net income	**$ 407.3**	$ 306.9
Depreciation and amortization	**72.8**	64.9
Stock-based compensation, net of tax of $6.5 million and $5.0 million in 2006 and 2005, respectively	**10.0**	7.6
Capital expenditures	**(87.3)**	(87.6)
Cash Earnings	**$ 402.8**	$ 291.8

Quantitative and Qualitative Disclosures About Market Risk

We are subject to various market risks, including those caused by changes in interest rates and foreign currency exchange rates.

INTEREST RATE RISK

Our investment policy is to preserve principal and liquidity while maximizing return through the investment of available funds. Investments typically include money market mutual funds, municipal securities, and U.S. Treasury and government agency securities with fixed or variable rate terms. Under our investment policy, we monitor interest rate risk by completing regular reviews of our marketable securities portfolio and its sensitivity to changes in the general level of interest rates, commonly referred to as a portfolio's duration. We control the duration of the portfolio primarily through the purchase of individual marketable securities having a duration consistent with our overall investment policy. In addition, we will generally hold marketable securities to maturity, which will act as a further mitigating factor to interest rate risk. Under our investment policy, the aggregate portfolio duration cannot exceed 24 months.

A change in market interest rates would affect interest income as well as the fair value of investments. All of our investments are carried at fair value. Interest income from short-term cash investments, marketable securities, and cash performance bonds and security deposits was $53.8 million and $28.5 million in 2006 and 2005, respectively. Our marketable securities portfolio experienced a decrease in net unrealized losses of $2.1 million in 2006 and an increase in net unrealized losses of $2.1 million in 2005. There were no realized gains or losses from sales of marketable securities in either period.

Expected maturities and interest coupon rates for marketable securities, all of which were fixed-rate securities, were as follows at December 31, 2006 (dollars in thousands):

Year	Principal Cash Flows	Weighted Average Interest Rate
2007	$ 173,517	3.77%
2008	80,410	2.34
Total	**$ 253,927**	**3.32**
Fair Value	**$ 250,718**	

The 2008 expected maturities include $26.7 million in principal amount of zero coupon marketable securities. Excluding zero coupon securities, the 2008 weighted average interest rate would be 3.51% and the total weighted average interest rate would be 3.71%.

FOREIGN EXCHANGE RISK

GFX engages primarily in the purchase and sale of our foreign exchange futures contracts on the CME Globex platform to provide additional liquidity in these products. GFX subsequently enters into offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market to limit its market risk. Any potential impact on the earnings of GFX from a change in foreign exchange rates would not be significant. Net intraday position limits, which are established for each trader, totaled $12.0 million in aggregate notional value as of December 31, 2006.

At December 31, 2006, GFX held futures positions with a notional value of $111.8 million, offset by a similar amount of spot foreign exchange positions. The notional value of futures positions at December 31, 2005 totaled $106.6 million. All positions are marked to market on a daily basis using our foreign exchange settlement prices, with resulting gain or loss reflected in other revenues. Net trading gains were $7.0 million and $7.6 million for the years ended December 31, 2006 and 2005, respectively.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The company's internal control system has been designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2006. Management based this assessment on criteria for effective internal control over financial reporting described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluating the design of the company's internal control over financial reporting and testing the operational effectiveness of the company's internal control over financial reporting. The results of its assessment were reviewed with the Audit Committee of the Board of Directors.

Based on this assessment, management believes that, as of December 31, 2006, the company's internal control over financial reporting is effective. The company's independent auditors have audited this assessment of the company's internal control over financial reporting, as stated in their report that is included herein.

Reports of the Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Chicago Mercantile Exchange Holdings Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chicago Mercantile Exchange Holdings Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Chicago Mercantile Exchange Holdings Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Chicago Mercantile Exchange Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Chicago Mercantile Exchange Holdings Inc. and our report dated February 16, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 16, 2007

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

We have audited the accompanying consolidated balance sheets of Chicago Mercantile Exchange Holdings Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chicago Mercantile Exchange Holdings Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chicago Mercantile Exchange Holdings Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 16, 2007

Consolidated Balance Sheets

(in thousands, except share data)	2006	AT DECEMBER 31 2005
Assets		
Current Assets:		
Cash and cash equivalents	**$ 969,504**	$ 610,891
Collateral from securities lending	**2,130,156**	2,160,893
Marketable securities available for sale, including pledged securities of $100,729 and $70,165	**250,718**	292,862
Accounts receivable, net of allowance of $552 and $828	**121,128**	84,974
Other current assets	**37,566**	41,675
Cash performance bonds and security deposits	**521,180**	592,127
Total current assets	**4,030,252**	3,783,422
Property, net of accumulated depreciation and amortization of $346,531 and $293,543	**168,755**	153,329
Other assets	**107,498**	32,643
Total Assets	**$ 4,306,505**	$ 3,969,394
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	**$ 25,552**	$ 23,553
Payable under securities lending agreements	**2,130,156**	2,160,893
Other current liabilities	**78,466**	53,354
Cash performance bonds and security deposits	**521,180**	592,127
Total current liabilities	**2,755,354**	2,829,927
Other liabilities	**32,059**	20,783
Total Liabilities	**2,787,413**	2,850,710
Shareholders' Equity:		
Preferred stock, $0.01 par value, 9,860,000 shares authorized, none issued or outstanding	**—**	—
Series A junior participating preferred stock, $0.01 par value, 140,000 shares authorized, none issued or outstanding	**—**	—
Class A common stock, $0.01 par value, 138,000,000 shares authorized, 34,835,588 and 34,544,719 shares issued and outstanding as of December 31, 2006 and 2005, respectively	**348**	345
Class B common stock, $0.01 par value, 3,138 shares authorized, issued and outstanding	**—**	—
Additional paid-in capital	**405,514**	324,848
Retained earnings	**1,116,209**	796,398
Accumulated other comprehensive loss	**(2,979)**	(2,907)
Total Shareholders' Equity	**1,519,092**	1,118,684
Total Liabilities and Shareholders' Equity	**$ 4,306,505**	$ 3,969,394

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

		YEAR ENDED DECEMBER 31	
(in thousands, except per share data)	**2006**	2005	2004
Revenues			
Clearing and transaction fees	**$ 866,089**	$ 696,201	$ 552,953
Processing services	**90,148**	68,730	55,882
Quotation data fees	**80,836**	71,741	60,940
Access fees	**20,154**	18,866	16,393
Communication fees	**8,588**	8,964	10,035
Other	**24,132**	25,264	25,351
Total Revenues	**1,089,947**	889,766	721,554
Expenses			
Compensation and benefits	**202,966**	179,594	164,843
Communications	**31,580**	31,098	27,006
Technology support services	**31,226**	26,837	21,258
Professional fees and outside services	**34,290**	26,850	24,955
Depreciation and amortization	**72,783**	64,917	53,408
Occupancy	**29,614**	28,529	27,193
Licensing and other fee agreements	**25,733**	17,982	12,245
Marketing, advertising and public relations	**16,740**	13,278	10,973
Other	**24,160**	23,054	24,252
Total Expenses	**469,092**	412,139	366,133
Operating Income	**620,855**	477,627	355,421
Non-Operating Income and Expense			
Investment income	**55,792**	31,441	14,520
Securities lending interest income	**94,028**	58,725	20,320
Securities lending interest expense	**(92,103)**	(56,778)	(19,013)
Equity in losses of unconsolidated subsidiaries	**(6,915)**	(2,636)	(3,592)
Total Non-Operating	**50,802**	30,752	12,235
Income Before Income Taxes	**671,657**	508,379	367,656
Income tax provision	**264,309**	201,522	148,101
Net Income	**$ 407,348**	$ 306,857	$ 219,555
Earnings per Weighted Average Common Share:			
Basic	**$ 11.74**	$ 8.94	$ 6.55
Diluted	**11.60**	8.81	6.38
Weighted Average Number of Common Shares:			
Basic	**34,696**	34,315	33,545
Diluted	**35,124**	34,839	34,411

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except share and per share data)	Class A Common Stock (Shares)	Class B Common Stock (Shares)	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2003	32,922,061	3,138	$ 194,610	$ 368,312	$ 73	$ 562,995
Comprehensive income:						
Net income				219,555		219,555
Change in net unrealized gain on securities, net of tax of $1,135					(1,668)	(1,668)
Total comprehensive income						217,887
Cash dividends on common stock of $1.04 per share				(35,066)		(35,066)
Exercise of stock options	1,152,255		6,049			6,049
Excess tax benefits from option exercises and restricted stock vesting			52,982			52,982
Vesting of issued restricted Class A common stock	24,307					
Stock-based compensation			7,750			7,750
Balance at December 31, 2004	34,098,623	3,138	$ 261,391	$ 552,801	$ (1,595)	$ 812,597
Comprehensive income:						
Net income				306,857		306,857
Change in net unrealized loss on securities, net of tax of $833					(1,312)	(1,312)
Total comprehensive income						305,545
Cash dividends on common stock of $1.84 per share				(63,260)		(63,260)
Exercise of stock options	417,471		6,956			6,956
Excess tax benefits from option exercises and restricted stock vesting			43,361			43,361
Vesting of issued restricted Class A common stock	25,268					
Shares issued to Board of Directors	2,233		476			476
Shares issued under the Employee Stock Purchase Plan	1,124		373			373
Stock-based compensation			12,636			12,636
Balance at December 31, 2005	34,544,719	3,138	$ 325,193	$ 796,398	$ (2,907)	$ 1,118,684
Comprehensive income:						
Net income				**407,348**		**407,348**
Change in net unrealized loss on securities, net of tax of $842					**1,276**	**1,276**
Change in foreign currency translation adjustment, net of tax of $284					**431**	**431**
Total comprehensive income						**409,055**
Adjustment to initially adopt SFAS No. 158, net of tax of $1,174					**(1,779)**	**(1,779)**
Cash dividends on common stock of $2.52 per share				**(87,537)**		**(87,537)**
Sale of membership shares by OneChicago, LLC, net of tax of $1,717			**2,603**			**2,603**
Exercise of stock options	**278,741**		**15,422**			**15,422**
Excess tax benefits from option exercises and restricted stock vesting			**43,882**			**43,882**
Vesting of issued restricted Class A common stock	**6,852**					
Shares issued to Board of Directors	**3,187**		**1,393**			**1,393**
Shares issued under the Employee Stock Purchase Plan	**2,089**		**1,010**			**1,010**
Stock-based compensation			**16,359**			**16,359**
Balance at December 31, 2006	**34,835,588**	**3,138**	**$ 405,862**	**$ 1,116,209**	**$ (2,979)**	**$ 1,519,092**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	YEAR ENDED DECEMBER 31 2006	2005	2004
Cash Flows from Operating Activities:			
Net income	**$ 407,348**	$ 306,857	$ 219,555
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**72,783**	64,917	53,408
Stock-based compensation	**16,359**	12,636	7,750
Amortization of shares issued to Board of Directors	**998**	318	—
Change in deferred income taxes	**(24,847)**	(3,245)	4,263
Equity in losses of unconsolidated subsidiaries	**6,915**	2,636	3,592
Amortization of net premiums on marketable securities	**275**	2,254	3,159
Amortization of purchased intangibles	**1,267**	732	361
Loss on disposal of fixed assets	**—**	676	930
Change in allowance for doubtful accounts	**(276)**	(261)	223
Change in accounts receivable	**(35,878)**	(11,634)	(21,922)
Change in other current assets	**6,001**	(13,727)	1,811
Change in other assets	**(10,275)**	(5,239)	(781)
Change in accounts payable	**1,621**	508	(1,645)
Change in other current liabilities	**18,129**	(9,368)	7,540
Change in other liabilities	**11,276**	172	(2,420)
Net Cash Provided by Operating Activities	**471,696**	348,232	275,824
Cash Flows from Investing Activities:			
Purchases of property, net	**(87,810)**	(85,627)	(67,496)
Proceeds from maturities of marketable securities	**73,668**	75,231	68,329
Purchases of marketable securities	**(29,681)**	(70,063)	(120,182)
Acquisition of Swapstream, net of cash received	**(17,651)**	—	—
Capital contribution to FXMarketSpace Limited	**(13,876)**	—	—
Merger-related transaction costs	**(6,715)**	—	—
Aquisition and contingent consideration for Liquidity Direct Technology, LLC	**(2,580)**	(1,030)	(4,867)
Capital contributions to OneChicago, LLC	**(1,215)**	(844)	(1,620)
Net Cash Used in Investing Activities	**(85,860)**	(82,333)	(125,836)
Cash Flows from Financing Activities:			
Cash dividends	**(87,537)**	(63,260)	(35,066)
Excess tax benefits related to employee option exercises and restricted stock vesting	**43,882**	43,361	52,982
Proceeds from exercise of stock options	**15,422**	6,956	6,049
Proceeds from Employee Stock Purchase Plan	**1,010**	373	—
Payments on long-term debt	**—**	—	(1,515)
Net Cash (Used in) Provided by Financing Activities	**(27,223)**	(12,570)	22,450
Net change in cash and cash equivalents	**358,613**	253,329	172,438
Cash and cash equivalents, beginning of year	**610,891**	357,562	185,124
Cash and Cash Equivalents, End of Year	**$ 969,504**	$ 610,891	$ 357,562
Supplemental Disclosure of Cash Flow Information:			
Interest paid (excluding interest for securities lending)	**$ —**	$ 717	$ 2,096
Income taxes paid	**235,886**	169,375	84,877
Non-cash investing activities:			
Change in unrealized securities gains (losses)	**2,118**	(2,145)	(2,803)
Sale of membership shares by OneChicago, LLC	**4,320**	—	—
Foreign currency translation adjustment	**715**	—	—
Merger-related transaction costs	**5,924**	—	—

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS Chicago Mercantile Exchange Holdings Inc. (CME Holdings) is a Delaware stock corporation organized in August 2001 to be the holding company for Chicago Mercantile Exchange Inc. and its subsidiaries (CME or the exchange). CME is a designated contract market for the trading of futures and options on futures contracts. Trades are executed through the CME Globex electronic trading platform, open outcry and privately negotiated transactions. Through its in-house Clearing Division, CME clears, settles, nets and guarantees performance of all matched transactions in its products and products for which it provides third-party clearing services.

In 2006, CME Holdings established two additional wholly-owned subsidiaries, CME FX Marketplace Inc. and CME Swaps Marketplace Ltd. CME FX Marketplace Inc. was created to hold an investment in FXMarketSpace Ltd. (FXMS), a joint venture with Reuters Group PLC. CME FX Marketplace Inc. holds a 50% interest in FXMS which is accounted for using the equity method and is included in other assets in the consolidated balance sheets. CME Swaps Marketplace Ltd. was established to hold the Swapstream group of companies acquired in August 2006.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the holding company, CME Holdings, and its subsidiaries (collectively, the company). All intercompany transactions have been eliminated in consolidation.

The assets of CME Holdings consist primarily of cash, marketable securities, investments in its subsidiaries, and deferred costs directly related to the pending merger with CBOT Holdings. CME Holdings' liabilities consist primarily of amounts due to CME for income taxes arising from investment income and other expenses.

RECLASSIFICATIONS Beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, the following income statement categories were reclassified from revenue to non-operating income and expense in the consolidated statements of income: investment income; securities lending interest income and expense; and equity in losses of unconsolidated subsidiaries. The equity in losses of unconsolidated subsidiaries was previously included as part of other revenue. All other items previously appeared separately in the income statement. The presentation of these items has been changed to more closely conform to the Securities and Exchange Commission's Article 5 of Regulation S-X. Certain other reclassifications have been made to the prior years' financial statements to conform to the presentation in 2006.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities as of the date of the financial statements, as well as the amounts of revenues and expenses reported during the period, and to disclose contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS Cash equivalents consist of money market mutual funds and highly liquid investments with maturities of three months or less at the time of purchase.

MARKETABLE SECURITIES Marketable securities have been classified as available for sale and are carried at fair value based on quoted market prices, with net unrealized gains and losses reported net of tax in accumulated other comprehensive income (loss). Interest on marketable securities is recognized as income when earned and includes accreted discount less amortized premium. Realized gains and losses are calculated using specific identification. Additional securities held in connection with non-qualified deferred compensation plans have been classified as trading securities. These securities are included in other assets in the accompanying consolidated balance sheets at fair value, and net realized and unrealized gains and losses as well as dividend income are reflected in investment income.

FAIR VALUE OF FINANCIAL INSTRUMENTS Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. The carrying values of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets are reasonable estimates of their fair values.

ACCOUNTS RECEIVABLE In the ordinary course of business, a significant portion of accounts receivable and revenues are from clearing firms that are also required to be shareholders of the company. Exposure to losses on receivables for clearing and transaction fees and other amounts owed by clearing firms is dependent on each clearing firm's financial condition as well as the Class A and Class B shares that collateralize fees owed to the exchange. The exchange retains the right to liquidate shares to satisfy a clearing firm's receivable.

PERFORMANCE BONDS AND SECURITY DEPOSITS Performance bonds and security deposits held by the exchange for clearing firms may be in the form of cash, securities or deposits in one of the Interest Earning Facilities (IEFs). Cash performance bonds and security deposits are reflected in the consolidated balance sheets. Cash received may be invested by the exchange. These investments are primarily overnight transactions in U.S. Government securities acquired through and held by a broker-dealer subsidiary of a bank. Any interest earned on these investments accrues to the exchange and is included in investment income in the consolidated statements of income.

Securities deposited by clearing firms consist primarily of short-term U.S. Treasury and U.S. Government agency securities and are not reflected in the accompanying consolidated balance sheets. These securities are held in safekeeping, although a portion of the clearing firms' proprietary performance bond deposits may be utilized in securities lending transactions. Interest and gain or loss on securities deposited to satisfy performance bond and security deposit requirements accrues to the clearing firm.

PROPERTY Property is stated at cost less accumulated depreciation and amortization. Depreciation on equipment, furniture and fixtures is recorded on the straight-line method over the estimated useful lives of the assets, generally two to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. Leasehold improvements funded by landlord allowances are capitalized in the consolidated balance sheets. Maintenance and repair items as well as certain minor purchases are charged to expense as incurred.

All leases are accounted for as operating leases under SFAS No. 13 "Accounting for Leases." Landlord allowances are recorded as a reduction to rent expense on a straight-line basis over the term of the lease.

SOFTWARE The company capitalizes certain costs of developing internal use software in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized costs generally are amortized over three years, commencing when the software is placed in service. Purchased software is amortized over four years.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS The company reviews its long-lived assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable based on an examination of undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Goodwill and indefinite-lived intangible assets are reviewed for impairment on an annual basis and whenever events or circumstances indicate that their carrying values may not be recoverable. Impairment is recorded if the carrying amount exceeds fair value.

EMPLOYEE BENEFIT PLANS During 2006, the exchange adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." As required, the exchange recognized the funded status of its pension plan as an asset in its consolidated balance sheet at December 31, 2006, and recorded a one-time adjustment to accumulated other comprehensive income. The exchange will recognize future changes in actuarial gains and losses and prior service costs in the year in which the changes occur through other comprehensive income (loss).

FOREIGN CURRENCY TRANSLATION Revenues and expenses of foreign subsidiaries are translated from their functional currencies into U.S. dollars using weighted-average exchange rates, while their assets and liabilities are translated into U.S. dollars using period-end exchange rates. Gains or losses resulting from foreign currency translations are charged or credited to other comprehensive income (loss).

REVENUE RECOGNITION The company's revenue recognition policies comply with Staff Accounting Bulletin (SAB) No. 101 on revenue recognition. On occasion, customers will pay for services in a lump sum payment. When these circumstances occur, revenue is recognized as services are provided. Revenue recognition policies for specific sources of revenue are discussed below.

Clearing and Transaction Fees. Clearing and transaction fees include per contract charges for trade execution, clearing, trading on the CME Globex platform and other fees. Fees are charged at various rates based on the product traded, the method of trade and the exchange trading privileges of the customer making the trade. Clearing and transaction fees are recognized as revenue when a buy and sell order are matched and the trade is cleared. Therefore, unfilled or cancelled buy and sell orders have no impact on revenue. On occasion, the customer's exchange trading privileges may not be properly entered by the clearing firm and incorrect fees are charged for the transactions. When this information is corrected within the time period allowed by the exchange, a fee adjustment is provided to the clearing firm. A reserve is established for estimated fee adjustments to reflect corrections to customer exchange trading privileges on a transaction basis. The reserve is based on the historical pattern of adjustments processed as well as specific adjustment requests. CME believes the allowances are adequate to cover potential adjustments.

Processing Services. Processing services primarily includes revenues accrued in the time period earned based on contract terms for providing clearing and settlement services to the Chicago Board of Trade (CBOT) and electronic trading on the CME Globex platform for the New York Mercantile Exchange (NYMEX). Although trading under the prior agreement with NYMEX ended in November 2005, trading under a new 10-year agreement began on June 11, 2006.

Quotation Data Fees. Quotation data fees represent revenue earned for the dissemination of market information. Revenues are accrued each month based on the number of devices reported by vendors. CME conducts periodic audits of the information provided and assesses additional fees as necessary. An allowance is established to cover uncollectible receivables from market data vendors.

Access Fees. Access fees are the connectivity charges to customers of CME's electronic trading platform that are also used by market data vendors and customers. They include line charges, access fees for CME Globex platform and hardware rental charges. The fees vary depending on the type of connection provided. An additional installation fee may be charged depending on the type of service requested and a disconnection fee may also be charged if certain conditions are met. Revenue is recognized monthly as the service is provided. An allowance is established to cover uncollectible receivables relating to access fees.

Communication Fees. Communication fees consist of equipment rental and usage charges to customers and firms that utilize the various telecommunications networks and services in the Chicago facility. Revenue is billed and recognized on a monthly basis.

Concentration of Revenue. At December 31, 2006, there were approximately 85 clearing firms. No one firm represented more than 10% of our clearing and transaction fees revenue in 2006 or 2005. In 2004, one firm with a significant portion of customer revenue represented approximately 11% of clearing and transaction fees revenue. Should a clearing firm withdraw from the exchange, management believes the customer portion of that firm's trading activity would likely transfer to another clearing firm. Therefore, management does not believe the company is exposed to significant risk from the loss of revenue received from a particular clearing firm.

The two largest resellers of CME market data represented approximately 55% of quotation data fees revenue in 2006, 53% in 2005 and 56% in 2004. Should one of these vendors no longer subscribe to CME market data, management believes the majority of that firm's customers would likely subscribe to the market data through another reseller. Therefore, management does not believe the company is exposed to significant risk from a loss of revenue received from any particular market data reseller.

STOCK-BASED PAYMENTS The company accounts for stock-based payments under the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment." All periods presented reflect stock-based compensation expense in accordance with the provisions of the effective guidance applied to all options granted to employees during the periods presented. The company recognizes expense relating to stock-based compensation on an accelerated basis. As a result, the expense associated with each vesting date within a stock grant is recognized over the period of time that each portion of that grant vests. Effective January 1, 2006, SFAS No. 123(R) requires the company to estimate expected forfeitures of stock grants instead of the previous practice of accounting for forfeitures as they occur.

MARKETING COSTS Marketing costs are incurred for the production and communication of advertising as well as other marketing activities. These costs are expensed when incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs.

INCOME TAXES Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," and arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

SEGMENT REPORTING Based on materiality, CME Auction Markets and GFX Corporation, both subsidiaries of CME, and Swapstream are not reportable segments and, as a result, there is no disclosure of segment information.

RECENT ACCOUNTING PRONOUNCEMENTS In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, with a cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. CME will adopt FIN No. 48 effective January 1, 2007. The initial application of the interpretation is not expected to have a material impact on the financial statements.

2. Securities Lending

Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. At December 31, 2006, the securities lending program utilized some of the securities deposited by 15 clearing firms. Effective October 1, 2005, CME's policy allows lending of up to 70% of total securities available from these firms. At December 31, 2006 and 2005, the par value of securities available totaled $7.6 billion and $7.4 billion, respectively.

Under its securities lending program, CME lends a security to a third party on an overnight basis and receives collateral in the form of cash. The cash is then invested on an overnight basis to generate interest income. At December 31, 2006, collateral from securities lending was invested in a bank money market mutual fund or overnight repurchase agreement. The related interest expense represents payment to the borrower of the security for the cash collateral retained during the duration of the lending transaction. Securities on loan are marked to market daily and compared to collateral received. At December 31, 2006 and 2005, the fair value of securities on loan was $2.1 billion and $2.2 billion, respectively. The average daily balance of securities on loan for the years ended December 31, 2006, 2005 and 2004 was $1.9 billion, $1.8 billion and $1.4 billion, respectively.

3. Marketable Securities

Marketable securities have been classified as available for sale. The amortized cost and fair value of marketable securities at December 31 were as follows:

	2006		2005	
(in thousands)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
U.S. Treasury	**$ 205,552**	**$ 203,419**	$ 221,608	$ 218,238
U.S. Government agency	**20,596**	**20,322**	37,883	37,107
State and municipal	**27,278**	**26,977**	38,196	37,517
Total	**$ 253,426**	**$ 250,718**	$ 297,687	$ 292,862

Net unrealized gains (losses) on marketable securities classified as available for sale are reported as a component of comprehensive income (loss) and included in the accompanying consolidated statement of shareholders' equity. The fair value and the continuous duration of gross unrealized losses on marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, at December 31, 2006 and 2005, were as follows:

	2006					
	Less than 12 Months		**12 Months or Greater**		**Total**	
(in thousands)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Treasury	**$ —**	**$ —**	**$ 173,550**	**$ 2,146**	**$ 173,550**	**$ 2,146**
U.S. Government agency	**—**	**—**	**20,322**	**274**	**20,322**	**274**
State and municipal	**—**	**—**	**21,869**	**327**	**21,869**	**327**
Total	**$ —**	**$ —**	**$ 215,741**	**$ 2,747**	**$ 215,741**	**$ 2,747**

	2005					
	Less than 12 Months		12 Months or Greater		Total	
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$ 87,819	$ 302	$ 130,419	$ 3,068	$ 218,238	$ 3,370
U.S. Government agency	—	—	37,107	776	37,107	776
State and municipal	2,444	46	35,073	633	37,517	679
Total	$ 90,263	$ 348	$ 202,599	$ 4,477	$ 292,862	$ 4,825

These unrealized losses were caused by increases in interest rates that occurred after the marketable securities were purchased. The company has the ability and intent to hold these marketable securities until a recovery of fair value, which may be maturity, and therefore does not consider these investments to be other-than-temporarily impaired at December 31, 2006 or 2005. Unrealized gains on marketable securities totaled $38,000 at December 31, 2006. There were no unrealized gains at December 31, 2005.

The amortized cost and fair value of marketable securities at December 31, 2006, by contractual maturity, were as follows:

(in thousands)	Amortized Cost	Fair Value
Maturity of one year or less	$ 164,923	$ 164,162
Maturity between one and five years	80,754	78,860
Maturity between five and ten years	5,658	5,630
Maturity of greater than ten years	2,091	2,066
Total	$ 253,426	$ 250,718

In October 2005, CME approved the use of its U.S. Treasury securities as performance bond collateral in lieu of, or in combination with, irrevocable letters of credit for the mutual offset agreement with the Singapore Exchange Limited (SGX) (note 17). CME's policy allows the exchange to pledge U.S. Treasury securities up to a maximum of $100.0 million measured as the aggregate fair value at the time of any collateral adjustment. The exchange retains the earnings on the securities and may substitute letters of credit for these securities at its discretion. The aggregate fair value of pledged securities was $100.7 million and $70.2 million at December 31, 2006 and 2005, respectively. Pledged securities are included within marketable securities in the consolidated balance sheets.

CME maintains additional investments in marketable securities as part of its non-qualified deferred compensation plan. These are classified as trading securities and are included in other assets in the consolidated balance sheets (note 7).

4. Other Current Assets

Other current assets consisted of the following at December 31:

(in thousands)	2006	2005
Prepaid maintenance	$ 7,346	$ 7,577
Net deferred income taxes (note 9)	7,196	6,419
Due from broker	6,074	3,806
Accrued interest receivable	4,523	4,695
Prepaid expenses	3,592	1,551
Prepaid insurance	3,444	3,547
Prepaid software agreements	2,725	1,607
Refundable income taxes	640	5,810
Prepaid pension	—	5,500
Other	2,026	1,163
Total	$ 37,566	$ 41,675

5. Performance Bonds

The exchange is a designated contract market for futures and options on futures contracts, and clears and guarantees the settlement of CME contracts traded in its markets. In its guarantor role, the exchange has precisely equal and offsetting claims to and from clearing firms on opposite sides of each contract, standing as an intermediary on every open futures and options on futures contract cleared. Additionally, CME began clearing CBOT products in November 2003. CME acts as a guarantor for products traded at CBOT, but cleared by CME. For CBOT products cleared by CME, CME combines those positions with that clearing firm's CME positions to create a single portfolio for which performance bond and security deposit requirements are calculated. To the extent that funds are not otherwise available to the exchange to satisfy an obligation under the applicable contract, CME bears counterparty credit risk in the event that future market movements create conditions that could lead to clearing firms failing to meet their obligations to the exchange. CME reduces its exposure through a risk management program that includes initial and ongoing financial standards for designation as a clearing firm, initial and maintenance performance bond requirements and mandatory security deposits. Each clearing firm is required to deposit and maintain balances in the form of cash, U.S. Government securities, bank letters of credit or other approved investments to satisfy security deposit and performance bond requirements. All obligations and non-cash deposits are marked to market on a daily basis. Cash performance bonds and security deposits are included in the consolidated balance sheets, and these balances may fluctuate significantly over time due to the investment choices available to clearing firms and any change in the amount of deposits required.

Clearing firms, at their option, may instruct CME to deposit the cash or securities held by the exchange into the IEF program. In 2001, IEF2 was organized. IEF2 offers clearing firms the opportunity to invest cash performance bonds and security deposits in shares of CME-approved money market mutual funds. Dividends earned on these shares, net of fees, are solely for the account of the clearing firm on whose behalf the shares were purchased. In 2003, IEF3 was organized. IEF3 offers clearing firms the opportunity to manage performance bond collateral by allowing firms to pledge securities, such as corporate notes and municipal bonds, to CME on an overnight basis in exchange for cash previously deposited. Also in 2003, CME organized the IEF4 program. Similar in nature to the IEF3, IEF4 affords participating clearing firms the ability to pledge securities such as corporate notes and municipal bonds to CME, but under IEF4 the securities are under CME's control until such time as CME releases them to the control of the pledging firm or until the securities mature. In 2004, CME organized the IEF5 program, which allows participating clearing firms the ability to invest cash in an interest-bearing bank account, maintained at selected banks, to earn a cash benefit. The principal of IEF2, IEF3 and IEF4, as well as the principal and accrued benefit of IEF5, is not guaranteed by CME. The first IEFs were organized in 1997 as two limited liability companies and were subsequently discontinued in the fourth quarter of 2005, at which time investments were liquidated, balances returned to participants and CME's guarantee of the balances in IEF1 terminated. The total principal in all IEF programs was $15.8 billion at December 31, 2006 and $19.6 billion at December 31, 2005. The consolidated income statements reflect earned management fees under the IEF programs of $8.4 million, $8.6 million and $8.0 million during 2006, 2005 and 2004, respectively. These fees are included in other revenues.

CME and the Options Clearing Corporation (OCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm's positions in certain CME futures and options on futures are combined with certain positions cleared by OCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME and OCC (note 17). Cross-margin cash, securities and letters of credit jointly held with OCC under the cross-margin agreement are reflected at 50% of the total, or CME's proportionate share per that agreement. In addition, CME has cross-margin agreements with LCH.Clearnet Group (LCH), the Fixed Income Clearing Corporation (FICC) and NYMEX whereby the clearing firms' offsetting positions with CME and LCH, CME and FICC, or CME and NYMEX, as applicable, are subject to reduced performance bond requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH, CME and FICC, or CME and NYMEX, as applicable, each clearing house may reduce that firm's performance bond requirements.

Each clearing firm also is required to deposit and maintain specified security deposits in the form of cash or approved securities. In the event that performance bonds and security deposits of a defaulting clearing firm are inadequate to fulfill that clearing firm's outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing operating funds of the exchange in excess of amounts needed for normal operations (surplus funds). Surplus funds totaled $153.6 million at December 31, 2006.

The exchange maintains a secured line of credit with a consortium of banks to provide liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary disruption with the domestic payments system that would delay payment of settlement variation between the exchange and its clearing firms (note 16). The amounts available under the line of credit totaled $800.0 million at December 31, 2006 and $750.0 million at December 31, 2005. Clearing firm security deposits received in the form of U.S. Treasury or Government agency securities, or in money market mutual funds purchased through IEF2, as well as the performance bond assets of any firm that may default on its obligations to CME, can be used to collateralize the secured line of credit.

The exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of their customers. In addition, exchange rules require a segregation of all funds deposited by clearing firms from exchange operating funds.

Cash and securities held as performance bonds and security deposits at fair value at December 31 were as follows:

	2006		2005	
(in thousands)	**Cash**	**Securities and IEF Funds**	Cash	Securities and IEF Funds
Performance bonds	**$ 505,964**	**$ 47,270,561**	$ 578,983	$ 45,809,757
Security deposits	**15,148**	**1,250,497**	12,557	1,236,229
Cross-margin arrangements	**68**	**273,726**	587	531,725
Total	**$ 521,180**	**$ 48,794,784**	$ 592,127	$ 47,577,711

Cash performance bonds may include intraday settlement, if any, that is owed to the clearing firms and paid the following business day. The balance of intraday settlements was $42.0 million at December 31, 2006 and $78.0 million at December 31, 2005. These amounts are invested on an overnight basis and are offset by an equal liability owed to clearing firms.

In addition to cash and securities, irrevocable letters of credit may be used as performance bond deposits and security deposits. At December 31, these letters of credit, which are not included in the accompanying consolidated balance sheets, were as follows:

(in thousands)	**2006**	2005
Performance bonds	**$ 1,453,070**	$ 605,945
Security deposits	**30,000**	45,000
Cross-margin arrangements	**—**	18,500
Total Letters of Credit	**$ 1,483,070**	$ 669,445

All cash, securities and letters of credit are only available to meet the financial obligations of that clearing firm to the exchange.

On October 17, 2005, Refco LLC, a regulated futures entity and CME clearing firm, filed for bankruptcy. At December 31, 2005, CME retained $71.7 million in securities and IEF2 security deposits to satisfy claims of the exchange, its clearing firms and members against Refco LLC. In January 2006, CME returned $67.5 million of security deposits held to satisfy these claims to the bankruptcy trustee. On October 2, 2006, the United States Bankruptcy Court for Southern District of New York issued two final consent orders, which represented the final resolution of all outstanding claims against Refco LLC. As a result, all outstanding claims against Refco LLC were settled and the remaining security deposits held by CME were returned to the bankruptcy trustee on behalf of the Refco LLC estate.

6. Property

A summary of the property accounts at December 31 is presented below:

(in thousands)	**2006**	2005
Furniture, fixtures and equipment	**$ 222,111**	$ 197,121
Leasehold improvements	**154,546**	135,727
Software and software development costs	**138,629**	114,024
Total property	**515,286**	446,872
Accumulated depreciation and amortization	**(346,531)**	(293,543)
Property, net	**$ 168,755**	$ 153,329

Amortization expense related to capitalized software and software development costs totaled $9.2 million, $8.2 million and $8.5 million in 2006, 2005, and 2004, respectively. The unamortized cost of capitalized software development was $21.7 million and $15.7 million at December 31, 2006 and 2005, respectively.

7. Other Assets

Other assets consisted of the following at December 31:

(in thousands)	**2006**	2005
Net deferred income taxes (note 9)	**$ 30,941**	$ 8,498
Non-qualified deferred compensation plans (note 13)	**18,798**	14,176
Merger-related transaction costs	**12,639**	—
Intangible assets	**12,776**	4,803
Goodwill	**11,496**	—
Investment in FXMS (note 8)	**7,796**	—
Investment in OneChicago (note 8)	**4,826**	126
FXMS deferred development costs (note 8)	**3,204**	—
Other	**5,022**	5,040
Total	**$ 107,498**	$ 32,643

Merger-related transaction costs represent capitalized expenses directly related to the pending merger with CBOT Holdings.

In August 2006, CME Holdings acquired Swapstream. In connection with the acquisition, CME Holdings recorded $6.5 million of identifiable intangible assets. Intangible assets acquired, which primarily included customer relationships and technology-related intellectual property, had a weighted average estimated useful life of 6.4 years. Intangible assets also include contractual market-making and non-compete agreements of Liquidity Direct Technology, LLC, a private trading technology firm whose assets were acquired in 2004. The firm developed technology to facilitate the trading of complex combinations and spreads typically used with options.

Intangible assets consisted of the following at December 31, 2006:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Technology-related intellectual property	$ 4,100	$ (245)	$ 3,855
Market-making agreement	7,282	(1,595)	5,687
Customer relationships	1,700	(113)	1,587
Other	2,296	(649)	1,647
Total Intangible Assets	$ 15,378	$ (2,602)	$ 12,776

At December 31, 2005, intangible assets consisted of market-making and non-compete agreements with gross carrying amounts of $5.0 million and $0.9 million, respectively, and net carrying amounts of $4.2 million and $0.6 million, respectively. Other intangible assets consist primarily of a non-compete agreement, trade names and foreign currency translation adjustments related to the assets acquired.

Total amortization expense for intangible assets was $1.4 million, $0.7 million and $0.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, the future estimated amortization expense for the next five years related to amortizable intangible assets will be $2.4 million annually for 2007 through 2009, $2.2 million in 2010, and $1.8 million in 2011.

In addition to identifiable intangible assets, CME Holdings recorded $11.5 million of goodwill in 2006 as a result of its acquisition of Swapstream.

8. Investments in Joint Ventures and Related Party Transactions

CME accounts for its interest in OneChicago, a joint venture, under the equity method of accounting. OneChicago is not a variable interest entity as defined under FIN No. 46(R), "Consolidation of Variable Interest Entities." On March 15, 2006, Interactive Brokers Group LLC made an investment for a 40% interest in OneChicago. As a result, CME's ownership decreased from approximately 40% to 24%. The investment balance of $4.8 million at December 31, 2006 represents CME's total capital contributions of $15.7 million and an increase in the investment of $4.3 million resulting from Interactive Brokers Group LLC's investment, reduced by CME's proportionate share of the joint venture's net loss. The net loss is included in equity in losses of unconsolidated subsidiaries in the consolidated statements of income and totaled $0.8 million, $2.6 million and $3.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. CME provides certain communications and regulatory services to OneChicago, fees from which are included in other revenues, and earned $0.9 million, $2.2 million and $2.7 million in revenue for these services in 2006, 2005 and 2004, respectively.

In May 2006, CME Holdings and its wholly-owned subsidiaries, CME and CME FX Marketplace Inc., entered into an agreement with Reuters Group PLC and its wholly-owned subsidiaries, Reuters Holdings Limited and Reuters Limited (Reuters), to create FXMS, the world's first centrally-cleared, global foreign exchange marketplace, through a joint venture owned 50% each by CME Holdings and Reuters. The FXMS investment is recorded using the equity method of accounting. It is not a variable interest entity under FIN No. 46(R). The investment balance at December 31, 2006 was $7.8 million. The net loss is included in equity in losses of unconsolidated subsidiaries in the consolidated statements of income and totaled $6.1 million for the year ended December 31, 2006.

CME will provide trading, clearing, regulatory, and billing services to FXMS pursuant to the terms of servicing and licensing agreements with FXMS. In connection with these services, FXMS is paying CME an upfront fee for certain system development and implementation costs incurred in advance of commencement of these services. In 2006, CME's billing to FXMS totaled $10.2 million, of which $4.9 million is outstanding as of December 31, 2006 and is included in accounts receivable in the consolidated balance sheets. Also included in accounts receivable are $2.4 million of reimbursable operating costs paid on behalf of FXMS by CME. Deferred revenue related to future services totaled $10.2 million as of December 31, 2006 and is included in other current liabilities and other liabilities. Deferred revenue will be recognized straight-line over the term of service which is expected to begin in early 2007. Deferred revenue related to trading, clearing and regulatory services will be recognized over five years. Deferred revenue related to billing services will be recognized over three years. CME has also entered into a sublease agreement to lease a portion of its office space in London to FXMS (note 11).

In February 2007, CME made an additional capital contribution to FXMS of $12.5 million under the terms of the joint venture agreement.

9. Income Taxes

The provision for income taxes is composed of the following:

	YEAR ENDED DECEMBER 31		
(in thousands)	**2006**	2005	2004
Current:			
Federal	**$ 235,573**	$ 166,575	$ 117,701
State	**53,583**	38,192	26,137
Total	**289,156**	204,767	143,838
Deferred:			
Federal	**(20,284)**	(1,974)	3,754
State	**(4,563)**	(1,271)	509
Total	**(24,847)**	(3,245)	4,263
Total Provision for Income Taxes	**$ 264,309**	$ 201,522	$ 148,101

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate is as follows:

	YEAR ENDED DECEMBER 31		
	2006	2005	2004
Statutory U.S. federal tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**4.7**	4.7	4.7
Federal tax-exempt interest income	**(0.6)**	(0.3)	(0.1)
Non-deductible expenses	**0.1**	0.1	0.4
Valuation reserve for Swapstream losses	**0.2**	—	—
Other, net	**—**	0.1	0.3
Effective Tax Rate	**39.4%**	39.6%	40.3%

Net deferred tax assets are included in both other current assets and other assets. At December 31, the components of these deferred taxes were as follows:

(in thousands)	**2006**	2005
Current Deferred Tax Assets:		
Stock-based compensation	**$ 4,921**	$ 2,521
Net unrealized losses on securities	**1,076**	1,918
Accrued expenses	**2,180**	4,693
Other	**—**	184
Subtotal	**8,177**	9,316
Valuation allowance	**—**	—
Current Deferred Tax Assets	**8,177**	9,316
Current Deferred Tax Liabilities:		
Other	**(981)**	(2,897)
Current Deferred Tax Liabilities	**(981)**	(2,897)
Net Current Deferred Tax Assets	**$ 7,196**	$ 6,419
Non-Current Deferred Tax Assets:		
Depreciation and amortization	**$ 25,758**	$ 6,868
Swapstream losses	**9,203**	—
Stock-based compensation	**6,523**	4,799
Deferred compensation	**6,356**	4,592
FXMS losses	**2,416**	—
Long-term liabilities	**1,748**	2,713
Other	**477**	1,035
Subtotal	**52,481**	20,007
Valuation allowance	**(9,203)**	—
Non-Current Deferred Tax Assets	**43,278**	20,007
Non-Current Deferred Tax Liabilities:		
Software development costs	**(10,825)**	(9,026)
Pension	**(219)**	(2,467)
Other	**(1,293)**	(16)
Non-Current Deferred Tax Liabilities	**(12,337)**	(11,509)
Net Non-Current Deferred Tax Assets	**$ 30,941**	$ 8,498

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. A valuation allowance has been provided as of December 31, 2006 for net operating loss carryforwards obtained through the acquisition of Swapstream and for net operating loss carryforwards generated by those operations subsequent to the acquisition. Subsequent reversal of the valuation allowance reserved for acquired net operating losses will reduce goodwill and not income tax expense. No valuation allowance was required at December 31, 2005.

10. Other Current Liabilities

Other current liabilities consisted of the following at December 31:

(in thousands)	**2006**	2005
Accrued employee bonus	**$ 33,974**	$ 29,413
Accrued operating expenses	**18,902**	10,077
Accrued salaries and benefits	**8,228**	5,966
Accrued income taxes	**6,852**	2,593
Accrued fee adjustments	**2,321**	1,228
Unearned revenue	**4,068**	598
Other	**4,121**	3,479
Total	**$ 78,466**	$ 53,354

11. Commitments

LEASES CME has commitments under operating leases for certain facilities that are accounted for in accordance with SFAS No. 13, "Accounting for Leases." Lease commitments for office space at the main location in Chicago expire in the year 2008, with annual minimum rentals of $9.5 million in 2007 and $8.9 million in 2008. In August 2006, CME entered into an operating lease for additional office space in Chicago. The initial lease term, which became effective on August 10, 2006, terminates on November 30, 2023. The lease contains two 5-year renewal options beginning in 2023. Annual minimum rentals for this lease range from $0.4 million to $5.6 million.

CME leases trading facilities from the Chicago Mercantile Exchange Trust (CME Trust). CME established the CME Trust yet does not maintain any residual interest in any of its assets. The trading facilities are leased through October 2009, with annual minimum rentals between approximately $0.7 million and $0.8 million, with options to extend the term of the lease through October 2012 and two successive seven-year extensions through October 2019 and October 2026. Minimum annual rent for these extensions begins at $0.7 million for the period from November 2009 through October 2012 and declines to $0.2 million for the last extension from November 2019 through October 2026. Additional rental expense is incurred in connection with these trading facilities based on annual open outcry trading volume. This expense totaled $0.7 million, $0.6 million and $0.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Currently, annual rent paid to CME Trust cannot exceed $2.0 million.

CME also entered into an operating lease for additional office space in London which became effective on November 3, 2006. The lease will terminate on March 1, 2019. However, CME has an option to terminate the lease without penalty on December 25, 2011. Annual minimum rentals range from $0.3 million to $1.3 million. If CME does not exercise the option to terminate the lease on

December 25, 2011, annual minimum rental payments will be $1.3 million after 2011. In conjunction with this lease, CME entered into an agreement to sublease a portion of this space to FXMS. Annual minimum rent revenues from the sublease, which terminates on February 26, 2019, range from $0.1 million to $0.6 million. The sublease will terminate if CME exercises the option to terminate the lease between itself and the landlord on December 25, 2011.

Leases for other locations where CME maintains space expire at various times from 2009 to 2023 with annual minimum rentals that will not exceed $3.8 million in any year.

Total rental expense, including equipment rental, was $24.7 million in 2006, $23.3 million in 2005 and $22.5 million in 2004.

COMMITMENTS Commitments include long-term liabilities as well as contractual obligations that are non-cancelable. These contractual obligations totaled $58.9 million at December 31, 2006, and relate primarily to software licenses and maintenance as well as telecommunication services that are expensed as the related services are used.

Future minimum obligations under non-cancelable purchase obligations, operating leases and other liabilities in effect at December 31, 2006, are payable as follows (in thousands):

Year	Operating Leases	Purchase Obligations	Other Liabilities	Total
2007	$ 14,270	$ 30,550	$ 2,085	$ 46,905
2008	15,921	9,448	—	25,369
2009	8,380	3,444	—	11,824
2010	7,680	2,691	—	10,371
2011	7,957	2,324	—	10,281
Thereafter	67,972	10,407	—	78,379
Total	$ 122,180	$ 58,864	$ 2,085	$ 183,129

LICENSING AGREEMENTS CME has various licensing agreements including agreements with Standard & Poor's (S&P) and The Nasdaq Stock Market (NASDAQ) relating to certain equity index products. The license agreement with S&P provides that the S&P 500 Index futures and options on futures will be exclusive through December 31, 2008, after which CME will retain the exclusive rights through December 31, 2016, so long as certain volume requirements are met. The license agreement with NASDAQ is exclusive with respect to futures and options on futures contracts based on certain NASDAQ indexes through October 9, 2007, with an automatic renewal until October 9, 2012.

ASSET PURCHASE AGREEMENT In 2004, CME acquired the intellectual property and operating assets of Liquidity Direct Technology, LLC. The purchase agreement required an initial payment of $5.3 million with additional payments for a three-year period ending in the third quarter of 2007, not to exceed $16.8 million, based on revenue generated when this electronic platform was implemented. The platform was implemented in the third quarter of 2004 and additional payments and obligations totaled $3.0 million in 2006, $1.1 million in 2005 and $0.1 million in 2004. These amounts are capitalized and amortized over the remaining life of the acquired assets.

SWAPSTREAM CONTINGENT PAYMENTS On August 25, 2006, CME Holdings completed its acquisition of Swapstream. Additional cash purchase consideration of up to $20.2 million is payable contingent upon meeting specific performance conditions during the first five years of operations. Contingent consideration will be recorded as additional purchase price and will increase goodwill.

12. Other Liabilities

Other liabilities consisted of the following at December 31:

(in thousands)	**2006**	2005
Non-qualified deferred compensation plans (note 13)	**$ 18,798**	$ 14,176
Deferred rent	**4,608**	3,366
Litigation settlement payable	—	1,801
Unearned revenue	**7,465**	1,165
Other	**1,188**	275
Total	**$ 32,059**	$ 20,783

13. Employee Benefit Plans

PENSION PLAN The exchange maintains a non-contributory defined benefit cash balance pension plan for eligible employees. Employees who have completed a continuous 12-month period of employment and have reached the age of 21 are eligible to participate. The plan provides for a contribution to the cash balance account based on age and earnings and includes salary and cash bonuses in the definition of earnings. Participant cash balance accounts receive an interest credit equal to the greater of the one-year constant maturity yield for U.S. Treasury notes or 4%. Participants become vested in their accounts after five years of service. Effective January 1, 2007, full vesting will occur after three years of service. The measurement date used for the plan is December 31.

Information regarding the status and activity of the plan is indicated below:

	YEAR ENDED DECEMBER 31	
(in thousands)	**2006**	2005
Change in Projected Benefit Obligation:		
Benefit obligation at beginning of year	**$ 44,102**	$ 35,450
Service cost	**5,671**	4,960
Interest cost	**2,665**	2,344
Actuarial loss (gain)	**(1,194)**	2,960
Benefits paid	**(1,518)**	(1,612)
Plan amendments	**191**	—
Projected Benefit Obligation at End of Year	**$ 49,917**	$ 44,102

The accumulated benefit obligation at December 31, 2006 and 2005 was $38.9 million and $34.0 million, respectively.

(in thousands)	**2006**	2005	2004
Changes in Plan Assets:			
Fair value of plan assets at beginning of year	**$ 44,645**	$ 36,712	$ 32,582
Actual return on plan assets	**4,740**	2,045	3,542
Employer contributions	**2,600**	7,500	2,500
Benefits paid	**(1,518)**	(1,612)	(1,912)
Fair Value of Plan Assets at End of Year	**$ 50,467**	$ 44,645	$ 36,712

At December 31, 2006 and 2005, the fair value of pension plan assets exceeded the projected benefit obligation by $0.6 million and $0.5 million, respectively. As of December 31, 2006, this excess is recorded as a non-current pension asset due to the adoption of SFAS No. 158.

The funding goal for CME is to have its pension plan 100% funded at each year end on a projected benefit obligation basis, while also satisfying any minimum required and maximum deductible contribution requirements. Year-end 2006 assumptions have been used to project the liabilities and assets from December 31, 2006 to December 31, 2007. The result of this projection is that estimated liabilities would exceed the fair value of plan assets at December 31, 2007 by approximately $5.0 million. Accordingly, it is estimated that a $5.0 million contribution in 2007 will allow CME to meet its funding goal for the pension plan.

The components of net pension expense and the assumptions used to determine end of year projected benefit obligation and net pension expense are indicated below:

(in thousands)	**2006**	2005	2004
Components of Net Pension Expense:			
Service cost	**$ 5,671**	$ 4,960	$ 4,149
Interest cost	**2,665**	2,344	2,064
Expected return on plan assets	**(3,162)**	(2,586)	(2,304)
Amortization of prior service cost	**6**	6	(19)
Amortization of transition asset	—	—	(38)
Recognized net actuarial loss	**206**	97	—
Net Pension Expense	**$ 5,386**	$ 4,821	$ 3,852

	2006	2005
Assumptions Used to Determine End of Year Benefit Obligations:		
Discount rate	**5.80%**	5.50%
Rate of compensation increase	**5.00**	5.00
Cash balance interest crediting rate	**4.00**	4.00

	2006	2005	2004
Assumptions Used to Determine Net Pension Expense:			
Discount rate	**5.50%**	5.75%	6.25%
Rate of compensation increase	**5.00**	5.00	5.00
Expected return on plan assets	**7.50**	7.50	7.50
Interest crediting rate	**4.00**	4.00	4.25

The discount rate is determined based on an interest rate yield curve pursuant to Emerging Issues Task Force Topic No. D-36, "Selection of Discount Rates Used for Measuring Defined Benefit Pension Obligations and Obligations of Post Retirement Benefit Plans Other Than Pensions." The yield curve is comprised of bonds with a rating of Aaa and Aa and maturities between zero and thirty years. The expected annual benefit cash flows for the exchange's pension plan are discounted to develop a single-point discount rate by matching the plan's expected payout structure to such yield curve.

The basis for determining the expected rate of return on plan assets is comprised of three components: historical returns, industry peers and forecasted returns. The plan's total return is expected to equal the composite performance of the security markets over the long term. The security markets are represented by the returns on various domestic and international stock, bond and commodity indexes. These returns are weighted according to the allocation of plan assets to each market and measured individually.

The component of the investment policy for the plan that has the most significant impact on returns is the asset mix. The asset mix has a minimum and maximum range depending on asset class. The plan assets are diversified to minimize the risk of large losses by any one or more individual assets. Such diversification is accomplished, in part, through the selection of asset mix and investment management. The asset allocation for the plan, by asset category, at December 31 was as follows:

	2006	2005
Equity securities	**59%**	57%
Debt securities	**36**	38
Other investments	**5**	5

The target asset allocation for the plan will remain unchanged in 2007.

During 2006, the exchange adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Under SFAS No. 158, the funded status of the pension plan was recognized as an asset on the consolidated balance sheet and a one-time adjustment to accumulated other comprehensive income was recorded. The incremental effect on the consolidated balance sheet of adopting SFAS No. 158 as of December 31, 2006 is as follows:

(in thousands)	**Before Adoption of SFAS No. 158**	**Adjustments**	**After Adoption of SFAS No. 158**
Current prepaid pension asset	**$ 3,503**	**$ (3,503)**	**$ —**
Non-current pension asset	**—**	**550**	**550**
Deferred income tax asset (liability)	**(1,393)**	**1,174**	**(219)**
Total assets	**4,308,284**	**(1,779)**	**4,306,505**
Accumulated other comprehensive loss	**(1,200)**	**(1,779)**	**(2,979)**
Total shareholders' equity	**1,520,871**	**(1,779)**	**1,519,092**

Due to the adoption of SFAS No. 158, prior service costs of $0.2 million and actuarial losses of $2.7 million were recognized in accumulated other comprehensive loss as of December 31, 2006. The company expects to amortize $22,000 of prior service costs from accumulated other comprehensive loss into net periodic benefit cost in 2007.

At December 31, 2006, anticipated benefit payments from the plan in future years are as follows (in thousands):

Year	
2007	$ 3,692
2008	4,234
2009	5,000
2010	5,698
2011	6,082
2012–2016	38,775

SAVINGS PLAN The exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby all employees are participants and have the option to contribute to this plan. The exchange matches employee contributions up to 3% of the employee's base salary and may make additional discretionary contributions of up to 2% of base salary. In conjunction with various changes to its retirement benefits strategy, the exchange did not make a discretionary contribution in 2006. Total expense for the savings plan amounted to $3.0 million, $4.5 million and $4.4 million in 2006, 2005 and 2004, respectively.

London-based employees are eligible to participate in one of two defined contribution plans. Both plans provide for age-based contributions and do not have any vesting requirements. Salary and cash bonuses paid are included in the definition of earnings. The contribution structure for both plans is currently being reviewed in order to comply with the Employment Equality Regulations released in 2006. Total expense for the London defined contribution benefit plans was $0.3 million, $0.2 million and $0.2 million in 2006, 2005 and 2004, respectively.

NON-QUALIFIED PLANS The following non-qualified plans, under which participants may make assumed investment choices with respect to amounts contributed on their behalf, are maintained by the exchange. Although not required to do so, the exchange invests such contributions in assets that mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the exchange and totaled $18.8 million and $14.2 million at December 31, 2006 and 2005, respectively. Although the value of the plans is recorded as an asset in the consolidated balance sheets, there is an equal and offsetting liability. The investment results of these plans have no impact on net income as the investment results are recorded in equal amounts to both investment income and compensation and benefits expense.

Supplemental Plan. The exchange maintains a supplemental plan to provide benefits for employees who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. All employees hired prior to January 1, 2007 are immediately vested in their supplemental plan benefits. All employees hired on or after January 1, 2007 will be subject to the vesting requirements of the underlying qualified plans. Total expense for the supplemental plan was $0.8 million, $0.7 million and $0.6 million in 2006, 2005 and 2004, respectively.

Deferred Compensation Plan. A deferred compensation plan is maintained by the exchange, under which eligible officers and members of the Board of Directors may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

Supplemental Executive Retirement Plan. The exchange maintains a defined contribution plan for senior officers. Under this plan prior to 2006, the exchange made an annual contribution of a percentage of salary and bonus for eligible employees. The Supplemental Executive Retirement Plan was frozen to new entrants on December 31, 2005, and further contributions for current participants were suspended. Contributions made for 2003, 2004 and 2005 vest after five years of service from the officer's date of hire. Unvested contributions are returned to the exchange if a participant leaves the employment of the exchange. Total expense (credit) for the plan, reduced by any forfeitures, was $0.2 million and ($0.1) million in 2005 and 2004, respectively.

14. Capital Stock

SHARES OUTSTANDING As of December 31, 2006, 34,835,588 shares of Class A common stock, 625 shares of Class B-1 common stock, 813 shares of Class B-2 common stock, 1,287 shares of Class B-3 common stock and 413 shares of Class B-4 common stock were issued and outstanding. CME Holdings has no shares of preferred stock issued and outstanding.

ASSOCIATED TRADING RIGHTS Each class of CME Holdings Class B common stock is associated with a membership in a specific division of the exchange. CME's rules provide exchange members with trading rights and the ability to use or lease these trading rights. Trading rights are maintained at CME and are not part of or evidenced by the Class B common stock of CME Holdings. The Class B common stock of CME Holdings is intended only to ensure that the Class B shareholders of CME retain rights with respect to representation on the Board of Directors and approval rights with respect to the core rights described below.

CORE RIGHTS Holders of Class B common shares have the right to approve changes in specified rights relating to the trading privileges associated with those shares. These core rights include allocation of products that a holder of trading rights is permitted to trade through the exchange; the trading floor access rights and privileges of members; the number of memberships in each membership class and the number of authorized and issued shares of Class B common stock associated with that class; and eligibility requirements to exercise trading rights associated with Class B shares. Votes on changes to these core rights are weighted by class. Each class of Class B common stock has the following number of votes on matters relating to core rights: Class B-1, six votes per share; Class B-2, two votes per share; Class B-3, one vote per share; and Class B-4, 1/6th of one vote per share. The approval of a majority of the votes cast by the holders of shares of Class B common stock is required in order to approve any changes to core rights. Holders of shares of Class A common stock do not have the right to vote on changes to core rights.

VOTING RIGHTS With the exception of the matters reserved to holders of CME Holdings Class B common stock, holders of common stock vote together on all matters for which a vote of common shareholders is required. In these votes, each holder of shares of Class A or Class B common stock of CME Holdings has one vote per share.

TRANSFER RESTRICTIONS Each class of CME Holdings Class B common stock is subject to transfer restrictions contained in the Certificate of Incorporation of CME Holdings. These transfer restrictions prohibit the sale or transfer of any shares of Class B common stock separate from the sale of the associated trading rights.

ELECTION OF DIRECTORS The CME Holdings Board of Directors is composed of 20 members. Holders of Class A and Class B common stock have the right to vote together in the election of 14 directors. Holders of Class B-1, Class B-2 and Class B-3 common stock have the right to elect the remaining six directors, of which three are elected by Class B-1 shareholders, two are elected by Class B-2 shareholders and one is elected by Class B-3 shareholders.

DIVIDENDS Holders of Class A and Class B common stock of CME Holdings are entitled to receive proportionately such dividends, if any, as may be declared by the CME Holdings Board of Directors.

OWNERSHIP REQUIREMENTS As of December 31, 2006, each clearing firm was required to own 15,000 shares of Class A common stock in addition to Class B common stock of CME Holdings. The total Class A common stock held by our clearing firms pursuant to this requirement was 1.3 million shares at December 31, 2006. Effective February 1, 2007, the ownership requirement has been reduced to 8,000 shares of Class A common stock.

SHAREHOLDER RIGHTS PROVISIONS The Board of Directors of CME Holdings has adopted a plan creating rights that entitle CME Holdings' shareholders to purchase shares of CME Holdings stock in the event that a third party initiates a transaction designed to take over the company. This rights plan is intended to encourage persons seeking to acquire control of CME Holdings to engage in arms-length negotiations with the Board of Directors and management. The rights are attached to all outstanding shares of CME Holdings common stock, and each right entitles the shareholder to purchase one one-thousandth of a share of Series A junior participating preferred stock at a purchase price of $1,000 per unit. The rights should not interfere with any merger or other business combination approved by the Board of Directors since the rights may be amended to permit such acquisition or redeemed by the Company under the terms of the plan. In the event the rights become exercisable, each holder of a right shall receive, upon exercise, Class A common stock having a value equal to two times the exercise price of the right.

OMNIBUS STOCK PLAN CME Holdings has adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 4.0 million Class A shares have been reserved for awards under the plan. Awards totaling 3.1 million shares have been granted and are outstanding or have been exercised under this plan at December 31, 2006 (note 15).

2005 DIRECTOR STOCK PLAN CME Holdings has adopted a Director Stock Plan under which awards are made to non-executive directors as part of their annual compensation. A total of 25,000 Class A shares have been reserved under this plan, and 5,420 shares have been awarded through December 31, 2006 (note 15).

EMPLOYEE STOCK PURCHASE PLAN CME Holdings has adopted an Employee Stock Purchase Plan (ESPP) under which employees may purchase Class A shares at 90% of the market value of the shares using after-tax payroll deductions. A total of 40,000 Class A shares have been reserved under this plan, of which 3,213 shares have been purchased through December 31, 2006 (note 15).

15. Stock-Based Payments

CME Holdings adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 4.0 million Class A shares have been reserved for awards under the plan. Awards totaling 3.1 million shares have been granted and are outstanding or have been exercised under the plan as of December 31, 2006. Awards granted since 2003 generally vest over a five-year period, with 20% vesting one year after the grant date and on that same date in each of the following four years.

Effective January 1, 2006, the company adopted SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires the use of the fair value method of accounting for share-based payments, which the company previously adopted in 2002 and applied retroactively to January 1, 2000. SFAS No. 123(R) also requires that the company estimate expected forfeitures of stock grants instead of the previous practice of accounting for forfeitures as they occur.

Total compensation expense for stock-based payments was $16.4 million for the year ended December 31, 2006, $12.6 million for the year ended December 31, 2005, and $7.8 million for the year ended December 31, 2004. The total income tax benefit recognized in the consolidated statements of income for stock-based payment arrangements was $6.5 million, $5.0 million, and $3.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Excluding estimates of future forfeitures, at December 31, 2006, there was $34.1 million of total unrecognized compensation expense related to share-based compensation arrangements that had not yet vested. That expense is expected to be recognized over a weighted average period of 2.5 years.

EMPLOYEE OPTIONS In 2006, the company granted employees stock options totaling 136,040 shares under the plan. The options have a ten-year term with exercise prices ranging from $430 to $530, the closing market prices on the day prior to each grant. The fair value of these options totaled $26.7 million, measured at the grant dates using the Black-Scholes valuation model.

The Black-Scholes fair value of each option grant was calculated using the following assumptions:

			Year of Grant
	2006	2005	2004
Dividend yield	**0.5% – 0.6%**	0.5% – 0.9%	0.5% – 1.1%
Expected volatility	**31.8% – 37.9%**	33.6% – 42.8%	29.4% – 36.4%
Risk-free interest rate	**4.5% – 5.0%**	3.9% – 4.4%	3.4% – 4.3%
Expected life	**6.5 years**	6 – 6.5 years	6 years

The dividend yield was calculated by dividing the current year's expected dividend by the market price of the stock at the date of grant. Expected volatility was determined using a weighted-average implied volatility of traded options on the company's stock. Historical volatility was evaluated, but it was determined that implied volatility was a better measure due to the limited history of the company's publicly traded stock. The risk-free rate was based on the U.S. Treasury yield in effect at the time of the grant. Since 2005, the expected life of options granted has been determined using the simplified method outlined in SAB No. 107 guidance on share-based payments.

The following table summarizes stock option activity for the year ended December 31, 2006:

	Number of Shares	**Weighted Average Exercise Price**
Outstanding at December 31, 2005	**1,077,091**	**$ 107**
Granted	**136,040**	**443**
Exercised	**(278,741)**	**58**
Cancelled	**(24,217)**	**192**
Outstanding at December 31, 2006	**910,173**	**169**
Exercisable at December 31, 2006	**290,233**	**79**

The weighted average grant date fair value of options granted during the years 2006, 2005, and 2004 was $196, $100 and $45, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, was $113.2 million, $107.8 million, and $29.6 million, respectively. Stock options outstanding at December 31, 2006 had a weighted average remaining contractual life of 7.3 years and an aggregate intrinsic value of $312.7 million. Stock options exercisable at December 31, 2006 had a weighted average remaining contractual life of 6.1 years and an aggregate intrinsic value of $126.0 million.

EMPLOYEE RESTRICTED STOCK In 2006, the company also granted 4,080 shares of restricted Class A common stock that have the same vesting provisions as the stock options granted during the year. The fair value related to these grants is $1.8 million, which will be recognized as compensation expense on an accelerated basis over the vesting period.

The following table summarizes restricted stock activity for the period:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2005	22,630	$ 138
Granted	4,080	450
Vested	(6,852)	123
Cancelled	(608)	131
Outstanding at December 31, 2006	**19,250**	**210**

The total fair value of restricted stock that vested during the years ended December 31, 2006, 2005 and 2004, was $3.2 million, $5.9 million and $2.9 million, respectively.

EMPLOYEE STOCK PURCHASE PLAN Eligible employees may acquire shares of CME Holdings Class A common stock using after-tax payroll deductions made during consecutive offering periods of approximately six months in duration. Shares are purchased at the end of each offering period at a price of 90% of the closing price of the Class A common stock as reported on the New York Stock Exchange. Compensation expense is recognized on the date of purchase for the discount from the closing price. In 2006 and 2005, a total of 2,089 and 1,124 shares, respectively, of Class A common stock were issued to participating employees at a 10% discount. These shares are subject to a six-month holding period. Expense of $100,958 and $41,509 for the purchase discount was recognized in 2006 and 2005.

DIRECTOR SHARE PAYMENTS In 2005, CME Holdings added an equity component to its compensation for non-executive members of the Board of Directors. Under the original terms of the 2005 Director Stock Plan, non-executive directors received 100 shares of Class A common stock annually. Directors were also permitted to elect to receive some or all of the $17,500 cash portion of their annual stipend in shares of stock based on the closing price at the date of distribution. In August 2006, the cash portion of the annual stipend increased to $25,000. Non-executive directors may continue to elect to receive some or all of the cash portion of their annual stipend in shares of stock based on the closing price at the date of distribution. Additionally, each non-executive director now receives an annual award of Class A common stock with a value equal to $75,000. As a result, CME Holdings issued 3,187 and 2,233 shares of Class A common stock to its non-executive directors during 2006 and 2005, respectively. These shares are not subject to any vesting restrictions. Expense of $1.0 million and $0.3 million related to these stock-based payments was recognized for the years ended December 31, 2006 and 2005, respectively.

16. Credit Facility

On October 13, 2006, CME renewed its secured committed line of credit with a consortium of banks. At renewal, the revolving credit facility was increased from $750.0 million to $800.0 million. The secured credit agreement, which expires on October 12, 2007, is collateralized by clearing firm security deposits held by the exchange in the form of U.S. Treasury or agency securities, security deposit funds in IEF2 and performance bond deposits of the defaulting firm, if any. The amount held as available security deposit collateral at December 31, 2006 was $1.2 billion. The line of credit can only be drawn on to the extent that it is collateralized and may be utilized in certain situations, such as a temporary disruption of the domestic payments system that would delay settlement between the exchange and its clearing firms, or in the event of a clearing firm default. CME periodically utilizes the facility by drawing nominal amounts of funds against the letter of credit, and immediately repaying these amounts, to ensure that the facility would operate as intended.

Under the terms of the credit agreement, there are a number of covenants with which the exchange must comply. Among these covenants, the exchange is required to submit quarterly reports to the participating banks and maintain at all times a consolidated tangible net worth of not less than $96.0 million. Interest on amounts borrowed before maturity is calculated at the U.S. federal funds rate plus 0.45% per annum and after maturity at the U.S. federal funds rate plus 2.40% per annum. Commitment and agency fees for the line of credit were $0.6 million for each of the years ended December 31, 2006, 2005 and 2004. Under the terms of the 2006 agreement, CME has the option to request an increase in the facility from $800.0 million to $1.0 billion at the time of a draw, subject to the approval of the partcipating banks.

17. Contingencies and Guarantees

LEGAL MATTERS On October 14, 2003, the U.S. Futures Exchange, L.L.C. and U.S. Exchange Holdings, Inc. (collectively, Eurex U.S.), filed suit against CBOT and CME in the United States District Court for the District of Columbia. The suit alleges that CBOT and CME violated the antitrust laws and tortiously interfered with the business relationship and contract between Eurex U.S. and The Clearing Corporation. Eurex U.S. is seeking a preliminary injunction and treble damages. On December 12, 2003, CBOT and CME filed separate motions to dismiss or, in the event the motion to dismiss was denied, to move the venue to the United States District Court for Northern Illinois. On September 2, 2004, the judge granted CBOT's and CME's motion to transfer venue to the Northern District of Illinois. In light of that decision, the judge did not rule on the motions to dismiss. On March 25, 2005, Eurex U.S. filed a second amended complaint in the United States District Court for the Northern District of Illinois. On June 6, 2005, CME and CBOT filed a motion to dismiss the complaint. On August 25, 2005, the judge denied the joint CME/CBOT motion to dismiss. The parties are currently engaged in discovery. Based on its investigation to date and advice from outside legal counsel, CME believes this suit lacks factual or legal foundation and intends to vigorously defend itself against these charges.

In addition, the company is a defendant in, and has potential for, various other legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the company cannot be predicted with certainty, the company believes that the resolution of any of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

EMPLOYMENT-RELATED AGREEMENTS The exchange has employment agreements and other retention arrangements with Terrence A. Duffy, Executive Chairman; Craig S. Donohue, Chief Executive Officer; Phupinder S. Gill, President and Chief Operating Officer; and John P. Davidson III, Managing Director and Chief Corporate Development Officer.

Effective November 1, 2006, Mr. Duffy became the Executive Chairman, an executive officer of the company. For his service, Mr. Duffy receives an annual base salary of $1.0 million. Pursuant to a resolution approved by the Compensation Committee and the Board of Directors, Mr. Duffy is entitled to a retention payment in the amount of his annual base salary, if at the end of his term as Executive Chairman he is willing and able to serve another term as Executive Chairman and is not nominated for reelection to the Board and/or is not reelected to the position of Executive Chairman by the members of the Board, if he is eligible to serve on the Board, subject to certain conditions.

Mr. Donohue's agreement is through January 1, 2009, subject to renewal by mutual written agreement. Under the terms of the agreement, Mr. Donohue's annual base salary will be at least $0.9 million. In the event of a termination without cause, as defined in the agreement, Mr. Donohue is entitled to a one-time lump sum severance payment equal to two times his current base salary and will automatically vest in any outstanding equity awards that would have vested during the remaining term of the agreement.

In the event Mr. Donohue voluntarily terminates the agreement for good reason, as defined in the agreement, Mr. Donohue is entitled to a one-time lump sum severance payment equal to two times his current base salary and will automatically vest in any outstanding equity awards.

Mr. Gill's agreement, as extended, is through December 31, 2010, subject to renewal by mutual written agreement of the parties. Under the terms of the agreement, Mr. Gill's annual base salary will not be less than $0.6 million. In the event of a termination without cause by CME, as defined in the agreement, Mr. Gill is entitled to a one-time lump sum severance payment equal to two times his base salary as of the date of termination for the remaining term of the agreement, if any, not to exceed 24 months of base salary.

Mr. Davidson's agreement is through February 6, 2009, subject to renewal by mutual agreement of the parties. Under the terms of the agreement, Mr. Davidson's annual base salary will not be less than $0.6 million and his bonus for fiscal year 2006 will not be less than $0.4 million. CME has also agreed to pay Mr. Davidson a retention payment of $0.9 million payable in two installments on February 6, 2007, and February 6, 2008, provided Mr. Davidson has not voluntarily ended his employment with CME or been terminated for cause by CME, as defined in the agreement. In the event of a termination without cause by CME, as defined in the agreement, Mr. Davidson is entitled to a one-time lump sum severance payment equal to two times his base salary as of the date of termination pro-rated for the remaining term of his agreement.

The employment agreements also provide that these executive officers are eligible to participate in CME's benefit plans and programs, including the equity program and annual incentive plan, commensurate with their position in accordance with CME's policies for executives in effect from time to time.

MUTUAL OFFSET AGREEMENT CME and SGX have a mutual offset agreement that has been extended through October 2009. When a clearing firm of CME chooses to execute an after-hours trade in an eligible product at SGX, the resulting trade can be transferred from SGX to CME, and CME assumes the financial obligation to SGX for the transferred trade. A similar obligation can occur when a clearing firm of SGX chooses to execute a trade in an eligible product at CME. The net position of each exchange to the other is marked to market daily based on the settlement prices of the applicable exchange, and settlement is made between the exchanges in cash. Since settlement prices at each exchange may differ at the end of any given day and Singapore is 13 to 14 hours ahead of Chicago, there may be a difference between the two settlement amounts and there will be a difference in the timing of the settlement. To allow for adequate and timely funding of the settlement and in the unlikely event of a payment default by a clearing firm, CME and SGX each maintain collateral payable to the other exchange. CME can maintain collateral in the form of U.S. Treasury securities or irrevocable letters of credit. At December 31, 2006, CME was contingently liable to SGX on irrevocable letters of credit totaling $19.0 million and had pledged securities with a fair value of $100.7 million. Regardless of the collateral, CME guarantees all cleared transactions submitted through SGX and would initiate procedures designed to satisfy these financial obligations in the event of a default, such as the use of security deposits and performance bonds of the defaulting clearing firm.

CROSS-MARGIN AGREEMENTS CME and OCC have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm's positions in certain CME futures and options on futures contracts are combined with certain positions cleared by OCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME and OCC. If a participating firm defaults, the gain or loss on the liquidation of the firm's open position and the proceeds from the liquidation of the cross-margin account are split 50% each to CME and OCC.

A cross-margin agreement with LCH became effective in March 2000, whereby clearing firms' offsetting positions with CME and LCH are subject to reduced margin requirements. Similar cross-margin agreements exist with FICC and NYMEX whereby clearing firms' offsetting positions with CME and FICC or CME and NYMEX are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH, CME and FICC, or CME and NYMEX, as applicable, each clearing house may reduce the firm's performance bond requirement. In the event of a firm default, the total liquidation net gain or loss on the firm's offsetting open positions and the proceeds from the liquidation of the performance bond collateral held by each clearing house's supporting offsetting positions are split evenly between CME and LCH, CME and FICC, or CME and NYMEX, as applicable.

Additionally, for the LCH, FICC, and NYMEX cross-margin agreements, if, after liquidation of all the positions and collateral of the defaulting firm at each respective clearing organization, and taking into account any cross-margining loss sharing payments, any of the participating clearing organizations has a remaining liquidating surplus, and any other participating clearing organization has a remaining liquidating deficit, any additional surplus from the liquidation will be shared with the other clearing houses to the extent that they have a remaining liquidating deficit. Any remaining surplus funds will be passed to the bankruptcy trustee.

GFX LETTER OF CREDIT CME guarantees a $5.0 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its futures positions. The letter of credit will be drawn on in the event that GFX defaults in meeting requirements to its clearing firm. Per exchange requirements, GFX is required to place performance bond deposits with its clearing firm. In the unlikely event of a payment default by GFX, GFX's performance bond would first be used to cover the deficit. If this amount is not sufficient, the letter of credit would be used and finally, CME would guarantee the remaining deficit, if any.

INTELLECTUAL PROPERTY INDEMNIFICATIONS Some agreements with customers accessing the Swapstream electronic trading platform or the CME Globex platform, utilizing market data services and licensing CME SPAN software contain indemnifications from intellectual property claims that may be made against them as a result of their use of these products and services. The potential future claims relating to these indemnifications cannot be estimated and, therefore, in accordance with FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others," no liability has been recorded.

18. GFX Derivatives Transactions

GFX engages primarily in the purchase and sale of CME foreign exchange futures contracts. GFX posts bids and offers in these products on the CME Globex electronic trading platform to maintain a market and promote additional liquidity in these products. GFX limits risk from these transactions through offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing firm. Any residual open positions are marked-to-market on a daily basis and all realized and unrealized gains and losses are included in other revenues in the accompanying consolidated statements of income. Net trading gains totaled $7.0 million in 2006, $7.6 million in 2005 and $7.7 million in 2004. At December 31, 2006, futures positions held by GFX had a notional value of $111.8 million, offset by a similar amount of spot foreign exchange positions, resulting in a zero net position.

19. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of all classes of common stock outstanding during each year. Diluted earnings per share reflects the increase in shares using the treasury stock method to reflect the impact of an equivalent number of shares of common stock if stock options and restricted stock awards were exercised or converted into common stock. The option granted to the former CEO in 2000 was fully exercised as of June 2004. Prior to that date, the dilutive effect of this option was calculated as if the entire option, including the Class A share and Class B share portions of the option, was satisfied through the issuance of Class A shares. The diluted weighted average number of common shares outstanding for the years ended December 31, 2006, 2005 and 2004 exclude the incremental effect related to 137,300, 218,900 and 320,800 outstanding stock options, respectively, that would be anti-dilutive.

(in thousands, except per share data)	**2006**	2005	2004
Net Income	**$ 407,348**	$ 306,857	$ 219,555
Weighted Average Common Shares Outstanding:			
Basic	**34,696**	34,315	33,545
Effect of stock options	**418**	509	840
Effect of restricted stock grants	**10**	15	26
Diluted	**35,124**	34,839	34,411
Earnings per Weighted Average Common Share:			
Basic	**$ 11.74**	$ 8.94	$ 6.55
Diluted	**11.60**	8.81	6.38

20. Quarterly Information (Unaudited)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2006:					
Total revenues	**$ 251,717**	**$ 282,209**	**$ 274,705**	**$ 281,316**	**$ 1,089,947**
Operating income	**138,842**	**166,796**	**156,962**	**158,255**	**620,855**
Non-operating income and expense	**11,659**	**13,098**	**13,552**	**12,493**	**50,802**
Income before income taxes	**150,501**	**179,894**	**170,514**	**170,748**	**671,657**
Net income	**91,413**	**109,533**	**103,800**	**102,602**	**407,348**
Earnings per weighted average common share:					
Basic	**$ 2.64**	**$ 3.16**	**$ 2.99**	**$ 2.95**	**$ 11.74**
Diluted	**2.61**	**3.12**	**2.95**	**2.91**	**11.60**
Year Ended December 31, 2005:					
Total revenues	$ 209,019	$ 232,500	$ 225,706	$ 222,541	$ 889,766
Operating income	112,971	129,583	119,686	115,387	477,627
Non-operating income and expense	5,171	6,621	8,605	10,355	30,752
Income before income taxes	118,142	136,204	128,291	125,742	508,379
Net income	70,885	82,226	77,466	76,280	306,857
Earnings per weighted average common share:					
Basic	$ 2.07	$ 2.40	$ 2.25	$ 2.21	$ 8.94
Diluted	2.04	2.36	2.22	2.18	8.81

Forward-Looking Statements

From time to time, in written reports and oral statements, we discuss our expectations regarding future performance. Forward-looking statements in this report are based on currently available competitive, financial and economic data; current expectations, estimates, forecasts and projections about the industries in which we operate; and management's beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. We want to caution you to not place undue reliance on any forward-looking statements.

Among the factors that might affect our performance are: our ability to obtain the required approvals for our proposed merger with CBOT Holdings Inc. and our ability to realize the anticipated benefits, control the costs of the proposed transaction and successfully integrate the businesses; increasing competition from foreign and domestic competitors, including increased competition from new entrants into our markets; our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to continue to generate revenues from our processing services provided to third parties; our ability to maintain existing customers and attract new ones; our ability to expand and offer our products in foreign jurisdictions; changes in domestic and foreign regulations; changes in government policy, including policies relating to common or directed clearing; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading; changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structures; the ability of our financial safeguards package to adequately protect us from the credit risk of our clearing firms and the clearing firms of the Board of Trade of the City of Chicago, Inc.; changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets; economic, political and market conditions; our ability to accommodate increases in trading volume and order transaction traffic without failure or degradation of performance of our systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy; industry and customer consolidation; decreases in trading and clearing activity; the imposition of a transaction tax on futures and options on futures transactions; and seasonality of the futures business. More detailed information about factors that may affect our performance may be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, which is available in the Investor Relations section of our Web site. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Officers



TERRENCE A. DUFFY
Executive Chairman



CRAIG S. DONOHUE
Chief Executive Officer



LEO MELAMED
Chairman Emeritus
Chairman and Chief Executive Officer, Melamed and Associates, Inc., Chicago, Ill.



JOHN F. SANDNER
Retired Chairman of the Board
*Chairman, E*Trade Futures, LLC, Chicago, Ill.*



JAMES E. OLIFF
Vice Chairman
President, FILO Corp., Chicago, Ill.



MARTIN J. GEPSMAN
Secretary
Independent Broker and Trader, Chicago, Ill.



PATRICK B. LYNCH
Treasurer
Independent Trader, Chicago, Ill.

WILLIAM R. SHEPARD *(not pictured)*
Second Vice Chairman
President and Founder, Shepard International, Inc., Chicago, Ill.

Board of Directors
Members



DENNIS H. CHOOKASZIAN
Financial Accounting Standards Advisory Council Chairman
Former Chairman and Chief Executive Officer, CNA Insurance Companies, Chicago, Ill.



DANIEL R. GLICKMAN
Chairman and Chief Executive Officer, Motion Picture Association of America, Inc., Washington, D.C.
U.S. Secretary of Agriculture (1995–2001)
Member of Congress, Kansas (1977–1995)



ELIZABETH HARRINGTON
President and Chief Executive Officer, E. Harrington Global, Chicago, Ill.
Retired Partner, Global Strategy and China Practices, PricewaterhouseCoopers, LLP, Chicago, Ill.



BRUCE F. JOHNSON
Independent Trader, Chicago, Ill.



GARY M. KATLER
Vice President, Fortis Clearing Americas, Chicago, Ill.



WILLIAM P. MILLER II
Senior Investment Officer, Fund Management for the Ohio Public Employees Retirement System

Members



ALEX J. POLLOCK
Resident Fellow, American Enterprise Institute, Washington, D.C.



WILLIAM G. SALATICH, JR.
Independent Broker and Trader, Chicago, Ill.



TERRY L. SAVAGE
Financial Journalist and Author
President, Terry Savage Productions, Ltd., Chicago, Ill.



MYRON S. SCHOLES
Chairman, Platinum Grove Asset Management, L.P. Rye Brook, N.Y.
Frank E. Buck Professor of Finance, Emeritus, Stanford Graduate School of Business, Stanford, Calif.
Nobel Laureate–Economics (1977)



HOWARD J. SIEGEL
Independent Trader, Chicago, Ill.



DAVID J. WESCOTT
President, The Wescott Group Ltd., Chicago, Ill.
Managing Partner, Dowd/Wescott Group

Management

TERRENCE A. DUFFY
Executive Chairman

CRAIG S. DONOHUE
Chief Executive Officer

PHUPINDER S. GILL
President and Chief Operating Officer

MAZEN A. CHADID
Managing Director, Operations

KATHLEEN M. CRONIN
Managing Director, General Counsel and Corporate Secretary

JOHN P. DAVIDSON III
Managing Director and Chief Corporate Development Officer

EILEEN (BETH) KEEVE
Managing Director, Organizational Development

JAMES R. KRAUSE
Managing Director and Chief Information Officer

JAMES E. PARISI
Managing Director and Chief Financial Officer

RICHARD H. REDDING
Managing Director, Products and Services

KIMBERLY S. TAYLOR
Managing Director and President, CME Clearing

RICHARD W. CHANDLER
Managing Director, Front-End Systems Technology

JOHN F. CURRAN
Managing Director, Products and Services

TIMOTHY J. DOAR
Managing Director, Risk Management

ARMAN FALSAFI
Managing Director, Europe, Middle East and Africa

JAMES W. FARRELL
Managing Director, Match Engine Development

NANCY W. GOBLE
Managing Director and Chief Accounting Officer

JOHN K. HART
Managing Director, Technology Engineering

JULIE HOLZRICHTER
Managing Director, CME Globex Services and Technology Integration

RICHARD J. KOKOSZKA
Managing Director, Internal Audit

KEVIN D. KOMETER
Managing Director and Deputy Chief Information Officer

JOHN W. LABUSZEWSKI
Managing Director, Product and Research Development

RICHARD H. LAMM
Managing Director, Regulatory Counsel

TINA F. LEMIEUX
Managing Director, Hedge Fund and Broker Services

ANITA S. LISKEY
Managing Director, Corporate Marketing and Communications

JOSEPH A. PANFIL
Managing Director, Enterprise Technology Services

HILDA H. PIELL
Managing Director and Senior Associate General Counsel

JOHN W. PIETROWICZ
Managing Director, Corporate Finance and Treasury

DAVID P. PROSPERI
Managing Director, Corporate Marketing and Communications

ROBIN S. ROSS
Managing Director, Interest Rate Products

DEREK L. SAMMANN
Managing Director, Foreign Exchange

DONALD D. SERPICO
Managing Director, CME Globex Control Center and Technology Integration

ANN K. SHUMAN
Managing Director, Corporate Development

KENDAL L. VROMAN
Managing Director, Corporate Development

ERIC S. WOLFF
Managing Director, Regulatory Affairs

C. F. WONG
Managing Director, Products and Services, Asia

Performance Graph

The following graph compares the total return on our Class A common stock with the S&P 500 Stock Index, the peer group of companies used in our proxy statement last year (the "Former Peer Group") and a new group of companies (the "New Peer Group") for the period from December 6, 2002 (the date of our initial public offering) through December 31, 2006. The figures presented below assume an initial investment of $100 in common stock at the closing prices on December 6, 2002, and in the S&P 500 Stock Index on November 30, 2002, and the reinvestment of all dividends into shares of common stock. We compiled the New Peer Group to more closely reflect our competitors in our industry. We believe the New Peer Group provides a more meaningful basis for comparison of our stock performance.

The New Peer Group consists of:

- CBOT Holdings, Inc.
- InterContinental Exchange, Inc.
- International Securities Exchange, Inc.
- The Nasdaq Stock Market, Inc.
- NYSE Group, Inc.

The Former Peer Group consisted of:

- CBOT Holdings, Inc.
- InterContinental Exchange, Inc.
- International Securities Exchange, Inc.
- The Nasdaq Stock Market, Inc.
- Archipelago Holdings Inc.

CUMULATIVE TOTAL RETURN



$1,250
1,000
750
500
250
0
02*
02
03
04
05
06
CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.
S&P 500
NEW PEER GROUP
FORMER PEER GROUP

**Since December 6, 2002*

CLASS A COMMON STOCK

Our Class A common stock is listed on the NYSE and the NASDAQ Global Select Market Inc. under the ticker symbol "CME." As of February 16, 2007, there were 516 holders of record of our Class A common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on a quarterly basis, as reported on the NYSE.

2006	High	Low	2005	High	Low
First Quarter	**$ 457.50**	**$ 354.51**	First Quarter	$ 229.50	$ 183.50
Second Quarter	**503.94**	**417.90**	Second Quarter	307.75	163.80
Third Quarter	**508.78**	**425.79**	Third Quarter	340.00	264.13
Fourth Quarter	**557.97**	**464.70**	Fourth Quarter	396.90	287.05

CLASS B COMMON STOCK

Our Class B common stock is not listed on a national securities exchange or traded in an organized OTC market. Each class of our Class B common stock is associated with a membership in a specific division of our exchange. CME's rules provide exchange members with trading rights and the ability to use or lease these trading rights. Each share of our Class B common stock can be transferred only in connection with the transfer of the associated trading rights. The memberships by class are CME (Chicago Mercantile Exchange), IMM (International Monetary Market), IOM (Index and Option Market) and GEM (Growth and Emerging Markets).

Class B shares and the associated trading rights are bought and sold through our Shareholder Relations and Membership Services Department. In addition, trading rights may be leased through the department. Trading rights sales are reported on our Web site at www.cme.com. Although our Class B shareholders have special voting rights, because our Class B shares have the same equitable interest in our earnings and the same dividend payments as our Class A shares, we expect that the market price of our Class B common stock, if reported separately from the associated trading rights, would be determined by the value of our Class A common stock. As of February 16, 2007, there were 1,950 holders of record of our Class B common stock.

DIVIDENDS

The following table sets forth the dividends we paid on our Class A and Class B common stock in the last two years:

Record Date	Dividend per Share	Record Date	Dividend per Share
March 10, 2006	**$ 0.63**	March 10, 2005	$ 0.46
June 9, 2006	**0.63**	June 10, 2005	0.46
September 8, 2006	**0.63**	September 9, 2005	0.46
December 8, 2006	**0.63**	December 9, 2005	0.46

We intend to pay regular quarterly dividends to our shareholders. The decision to pay a dividend, however, remains within the discretion of our board of directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our board of directors deems relevant. Our existing credit facility as well as future credit facilities, other future debt obligations, including any debt we may incur in connection with our proposed merger with CBOT Holdings, and statutory provisions may limit our ability to pay dividends. Additionally, our merger agreement with CBOT Holdings provides that we may not declare or pay dividends except quarterly dividends consistent with past practice. On January 31, 2007, the board of directors declared a regular quarterly dividend of $0.86 per share, representing a 37% increase over the prior quarter, to be paid on March 26, 2007, to shareholders of record on March 9, 2007.

Company Information

HEADQUARTERS
CME
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.1000 tel
312.466.4410 fax
www.cme.com
info@cme.com

INVESTOR RELATIONS
CME
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.8491

SHAREHOLDER RELATIONS AND MEMBERSHIP SERVICES
CME
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.3409

FINANCIAL REPORTS
Copies of the CME 2006 Annual Report to Shareholders, as well as its Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the Securities and Exchange Commission, are available online at www.cme.com, or to shareholders, without charge, upon written request to Shareholder Relations and Membership Services at the above address.

The company filed as an exhibit to its 2006 Annual Report on Form 10-K a certification under Section 302 of the Sarbanes-Oxley Act of 2002 signed by the chief executive officer and the chief financial officer. In addition, the company submitted a certification, signed by the chief executive officer, to the New York Stock Exchange in May 2006. Copies of these certifications are available to shareholders, without charge, upon written request to Shareholder Relations and Membership Services at the above address.

STOCK LISTING
CME Class A common stock is listed on the New York Stock Exchange and The NASDAQ Global Select Market under the ticker symbol "CME." As of February 16, 2007, there were 516 holders of record of the company's Class A common stock. CME Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of Class B common stock is associated with membership in a specific division of the exchange.

DIVIDENDS
The company's current dividend policy, subject to the discretion of the board of directors, is to pay out approximately 30 percent of the prior year's cash earnings as dividends to shareholders. Quarterly dividends are generally paid in March, June, September and December.

TRANSFER AGENT
Computershare Investor Services
Stock Transfer Department
2 North LaSalle Street
Chicago, Illinois 60602
312.360.5104

(Automated interactive voice response systems are available 24 hours a day. Press zero for live customer support 8:00 a.m. to 5:00 p.m. Central Time on any day the New York Stock Exchange is open.)

www.computershare.com
(For information regarding your account or a specific company, click on INVESTORS and follow the instructions on the screen.)

ANNUAL MEETING
The 2007 Annual Meeting of Shareholders will be held at 10:00 a.m., Central Time, on Wednesday, April 25, 2007, in the Ballroom of the Mid-America Club, located at 200 E. Randolph Drive (80th Floor), Chicago. All shareholders are cordially invited to attend. A formal notice of meeting, proxy statement and proxy have been sent to shareholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606

CORPORATE COMMUNICATIONS
CME
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.3434

CUSTOMER SERVICE
For customer service assistance, call 800.331.3332. Outside the United States, please call 312.930.2316. To provide feedback on customer service at CME, please call 866.652.1132 or e-mail customerfeedback@cme.com.

CME FOUNDATION
The CME Foundation is the company's philanthropic organization. For more information, or a copy of the foundation's annual report, please visit "CME Foundation" under "About CME" on the CME Web site at www.cme.com.

CORPORATE GOVERNANCE
On the corporate governance Web page at www.cme.com, shareholders can view the company's corporate governance principles, charters of all board level committees, the independence standards, board of directors code of ethics, employee code of conduct and the director conflict of interest policy. Copies of these documents are available to shareholders without charge upon written request to Shareholder Relations and Membership Services at the address listed above.

ADDITIONAL INFORMATION
Further information about CME and its products is available on our Web site at www.cme.com. Information made available on our Web site does not constitute part of this document. The Globe logo, CME®, Chicago Mercantile Exchange®, CME Auction Markets™, Clearing360™, Globex®, E-mini® and IEF® are trademarks of CME. All other trademarks are the property of their respective owners, used herein with license.

Chicago Board Options Exchange®, CBOE® and CBOE Volatility Index® are trademarks of the Chicago Board Options Exchange. CBOT® and the Chicago Board of Trade® are trademarks of the Chicago Board of Trade. FXMarketSpace Ltd. (a U.K. company) is the owner of the trademark FXMarketSpace™. The Goldman Sachs Commodity Index® is a trademark of Goldman Sachs. Intel® and Itanium® are trademarks of Intel. The Nasdaq Stock Market®, NASDAQ®, NASDAQ-100®, NASDAQ-100 Index® and the NASDAQ Composite Index® are trademarks of The Nasdaq Stock Market, Inc. NYMEX® and COMEX® are trademarks of the New York Mercantile Exchange. MSCI® and EAFE® are the exclusive property of Morgan Stanley Capital International and its affiliates. The Russell 1000® and Russell 2000® are trademarks of the Frank E. Russell Co. "Standard & Poor's®", "S&P 500®", "S&P®", "S&P MidCap 400®" and "S&P Asia 50®" are trademarks of Standard & Poor's, a division of the McGraw-Hill Companies, Inc. Swapstream® is a registered trademark of Swapstream Operating Services, Ltd. TRAKRS® and Total Return Asset Contracts® are trademarks of Merrill Lynch & Co., Inc.

FOSTERING COMMUNITY ADVANCEMENT

In addition to advancing our services for global financial markets, we take great pride in CME's long-standing commitment to being a good corporate citizen. We are dedicated to improving the quality of life in the communities in which our members and employees live and do business.

CME supports a number of Chicago-area organizations through Amicus, our community outreach program. In 2006, many members and employees volunteered with non-profit agencies such as domestic violence shelters, food pantries and child advocacy organizations. They included House of the Good Shepherd, Inspiration Café, Laboure House, the Salvation Army Emergency Lodge, Illinois Fatherhood Initiative and Special Spectators. Fundraising drives were organized to benefit causes such as the Greater Chicago Food Depository and Operation Support Our Troops Illinois.

CME also continued its partnership with the Washington Irving Elementary School as part of the Chicago Public Schools' Futures Exchange Program. More than 350 CME volunteers participated in a number of service projects designed to enhance school facilities.

In addition, the CME Foundation – established in 2001 to aid individuals affected by the tragedies of September 11 – provides particular support to children in need, as well as to education, health and human services initiatives. Notable 2006 grant recipients included the Cabrini Green Tutoring Program, Children's Memorial Foundation, Futures and Options for Kids and United Way of Metropolitan Chicago. Through a company-wide matching gift program, the foundation also funds charitable causes and organizations that are important to CME members and employees. Beginning in 2007, the match amount was doubled, helping participants maximize the impact of their own charitable giving.

CME is proud to have been ranked #32 in *Corporate Responsibility Officer* magazine's 2007 List of 100 Best Corporate Citizens.

Design: VSA Partners, Chicago Group Portrait Photography: Brian Doben, Charlie Simokaitis Printing: Anderson Lithograph, Los Angeles



HEADQUARTERS
Chicago Mercantile Exchange
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.1000 tel
312.466.4410 fax
www.cme.com
info@cme.com

WASHINGTON, D.C.
Chicago Mercantile Exchange
701 Pennsylvania Avenue N.W.
Plaza Suite #01
Washington, D.C. 20004
202.638.3838 tel
202.638.5799 fax

HONG KONG
Chicago Mercantile Exchange
Level 39, One Exchange Square
8 Connaught Place
Central Hong Kong
852.3101.7696 tel
852.3101.7698 fax
cmeasia@cme.com

LONDON
Chicago Mercantile Exchange
Watling House
33 Cannon Street
London EC4M 5SB
United Kingdom
44.20.7796.7100 tel
44.20.7796.7110 fax
cmeeurope@cme.com

SYDNEY
Chicago Mercantile Exchange
Level 17, BNP Paribas Centre
60 Castlereagh Street
Sydney NSW 2000
Australia
612.9231.7475 tel
612.9231.7476 fax
cmeasia@cme.com

TOKYO
Chicago Mercantile Exchange
Level 16 Shiroyama JT Trust Tower
4-3-1 Toranomon Minato-ku
Tokyo 105-6016
Japan
813.5403.4828 tel
813.5403.4646 fax
cmeasia@cme.com

cme Chicago Mercantile Exchange Holdings Inc.

END